                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

                                Amendment No. 2

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                  Accenture Ltd

                            -------------------------
                                (Name of Issuer)

              Class A common shares, par value $0.0000225 per share

                        --------------------------------
                         (Title of Class of Securities)

                                   G1150G 11 1

                            -------------------------
                                 (CUSIP Number)

                               Douglas G. Scrivner
                               1661 Page Mill Road
                           Palo Alto, California 94304
                            Telephone: (650) 213-2000

                            -------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 5, 2003

                            -------------------------
             (Date of Event Which Requires Filing of This Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 54 Pages)


-----------------------------------------------------------------------------------------------------------------------
CUSIP No.  G1150G 11 1                                        13D          Page 2 of 54 Pages
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS:  Each of the persons identified on Appendix A
-----------------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          As to a group consisting solely of Voting Provision Persons(1)                                   (a)  [X]
          As to a group consisting of persons other than Voting Provision Persons                          (b)  [X]
-----------------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS:  OO as to Voting Provision Shares(1), PF as to Non-Voting Provision Shares(2)
          (Applies to each person listed on Appendix A)
-----------------------------------------------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]
          (Applies to each person listed on Appendix A)
-----------------------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          As indicated on Appendix A
-----------------------------------------------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER  (See Item 6)
        NUMBER OF                  As to Voting Provision Shares, 0
         SHARES                    As to Non-Voting Provision Shares, less than 0.01% of outstanding Common Shares(3)
      BENEFICIALLY         --------------------------------------------------------------------------------------------
     OWNED BY EACH         8.      SHARED VOTING POWER  (See Item 6)
       REPORTING                   As to Voting Provision Shares 169,745,894 (4)
      PERSON WITH                  As to Non-Voting Provision Shares, less than 0.01% of outstanding Common Shares
                           --------------------------------------------------------------------------------------------
                           9.      SOLE DISPOSITIVE POWER  (See Item 6)
                                   As to Voting Provision Shares, less than 1% of outstanding Common Shares
                                   As to Non-Voting Provision Shares, less than 0.01% of outstanding Common Shares
                           --------------------------------------------------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER  (See Item 6)
                                   As to Voting Provision Shares, 0
                                   As to Non-Voting Provision Shares, less than 0.01% of outstanding Common Shares
-----------------------------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          173,042,307 (4)(5)
-----------------------------------------------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 [X]
-----------------------------------------------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          40.7% (5)
-----------------------------------------------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          OO as to the persons listed on Appendix A under the caption
          "Stichtings"; IN as to all other persons listed on Appendix A
-----------------------------------------------------------------------------------------------------------------------

---------
(1)      For a definition of this term, please see Item 2.
(2)      For a definition of this term, please see Item 3.
(3)      For a definition of this term, please see Item 1.
(4) Excludes 7,384,501 Class A common shares of Accenture Ltd that Voting Provision Persons have the right to acquire upon exchange of 7,384,501 exchangeable shares issued by Accenture Canada Holdings
         Inc. that are exchangeable at the option of the holder for Class A common shares. Each Voting Provision Person that holds exchangeable shares issued by Accenture Canada Holdings Inc. also holds an equal number of Class X common shares, par value $0.0000225 per share, of Accenture Ltd that are subject to the voting provisions of the Voting Agreement described herein and are reported in the statement on
         Schedule 13D filed by the Voting Provision Persons relating to the Class X common shares. Accenture Ltd has disclosed that it will redeem Class X common shares upon exchange of exchangeable shares issued by Accenture Canada Holdings Inc.
(5) Includes 3,296,413 Non-Voting Provision Shares held by Voting Provision Persons which each Voting Provision Person may be deemed to beneficially own by application of Rule 13d-5(b)(1). Each Voting Provision Person disclaims beneficial ownership of Common Shares held by each other Voting Provision Person.

                              (Page 2 of 54 Pages)

                                                                      APPENDIX A

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        AALBREGTSE, R JOHN                 United States
        ABBERTON, DAVID A                  Australia
        ABBOSH, ODAY                       United Kingdom
        ABBOSH, OMAR                       United Kingdom
        ABIGAIL, GEORGE                    United States
        ABIUSO, CARMELA A                  United States
        ABOOD, DAVID J                     United States
        ABRAHAMSEN, ANNE FOSS              Norway
        ABRAHAMSSON, ANDERS B              Sweden
        ACABBI, CARLO LUIGI                Italy
        ADELMAN, MICHELLE R                United States
        ADKINS, KEDRICK D                  United States
        ADLER, PAUL JOHN                   United Kingdom
        ADRIAO, PAULA                      Portugal
        AERTS, KEES C                      The Netherlands
        AGNEW, THOMAS J                    United States
        AGUADO, JORGE                      Mexico
        AHLSTROM, SCOTT K                  United States
        AHMED, JAVED                       United Kingdom
        AHRENS, DARRIN E                   United States
        AKE, KENNET W                      United States
        ALAIRYS, TAMARA D                  United States
        AL-ANI, AYAD                       Germany
        ALBRIGHT, JEROME J                 United States
        ALBUQUERQUE,
        SEBASTIAO C G                      Portugal
        ALCOBIA, JOSE JORGE                Portugal
        ALCOVERRO, ALEJANDRO C             Argentina
        ALESSI, STEPHEN MARTIN             United States
        ALFIERI, MICHAEL A                 United States
        ALGER, W CHRISTOPHER               United States
        ALLABY, MARK J                     United Kingdom/Australia
        ALLAWAY, JONATHON R C              Australia
        ALLEN, CLAIRE LOUISE               Australia
        ALLEN, DAVID J                     United Kingdom
        ALLEN, CHRISTOPHER J               United States
        ALTIERO, SAMUEL F                  United States
        ALTMANN, ALEXANDRA                 Germany
        ALVARADO, RAUL EUGENIO             United States
        ALVAREZ, ROBERTO                   Argentina
        AMADOR, JUAN E                     Spain
        AMBROSE, JANE F                    United States
        ANDERSON, BRETT B                  United States
        ANDERSON, ERIC A                   United States
        ANDERSON, MATTHEW J                United States
        ANDERSON, DAVID LANGLEY            United States
        ANDERSON, STEPHEN J                United States
        ANDES, GRANT                       United States
        ANDRE, ARNAUD                      France
        ANDRE, STEVE WAYNE                 United States
        ANDREWS, JONATHAN S                United Kingdom
        ANDREWS, JOHN R                    United Kingdom
        ANDREWS, GREG                      United States
        ANDREWS, DAVID M                   United States


                              (Page 3 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        ANGELASTRO, MARIO A                Argentina
        ANMA, YUTAKA                       Japan
        ANSLINGER, PATRICIA                United States
        ANSUSINHA, THEODORE                United States
        APREGAN, G CRAIG                   United States
        ARENBERG, THOMAS E                 United States
        ARJMAND, MASUD M                   United States
        ARKERI, SHEELA P                   Australia
        ARKY, MARGARET ELIZABETH           United States
        ARMSTRONG, WILLIAM JOHN            Canada
        ARORA, SANDEEP K                   India
        ARRIGHINI, LUIGI                   Italy
        ARTHUR, IAN G                      United Kingdom
        ARVANITIS, YANNIS S                United States
        ASTALL, ELISABETH A                United Kingdom
        ATIHE, EDUARDO*                    Brazil
        ATKINS, CHRISTOPHER G              Australia
        ATKINSON, JOHN D                   United States
        ATTAR, GEORGE                      Canada
        AUBERT, OLIVIER                    France
        AUCHERE, HERVE                     France
        AUDIA, JOHN                        Canada
        AUMAN, KENNETH                     United States
        AUSTIN, MARY ELLEN                 United States
        AWAD, SAMUEL A                     United States
        AZHAR, AHMAD                       Malaysia
        BABA, AKIFUMI                      Japan
        BACCELLI JUNIOR, ANSANO            Brazil
        BACIC, CHRIS J                     United States
        BACON, SYLVAIN                     Canada
        BADALONI, LUIGI                    Italy
        BADOWER, MYRON R                   United States
        BAE, JAE-BONG                      Korea
        BAECKER, THOMAS P                  Germany
        BAGNASCO, PAOLO                    Italy
        BAIER, ANDREAS                     Germany
        BAILEY, JAMES E                    United States
        BAILEY, MARYLOU Y                  United States
        BAKER, ANN FRANCES                 United Kingdom
        BAKER, CHRISTOPHER M               United States
        BAKER, GEORGE CLAYTON              United States
        BAKER, W KENT                      United States
        BAKSHI, ANIL R                     United States
        BALAGUER, ELLEN M                  United States
        BALDISSERA PACCHETTI, CARLO
        ALBERTO                            Italy
        BALDWIN, KENNETH WAYNE             United States
        BALL, CHARLES                      Peru/France
        BALLESTEROS, JORDI                 Spain
        BALLOW, JOHN J                     United States
        BAN, MUNEATSU                      Japan
        BANERJEE, PRADIP K                 United States
        BARANCOURT, JEROME                 France
        BARANDA, ANA                       Spain
        BARBA, RANDOLPH CARY               United States
        BARBERA, MICHELANGELO              Italy
        BARBOUR, CHRISTOPHER E             Australia
        BARBOZA, SILVIO L                  Brazil
        BARDAVI, PASCUAL ALBERTO           Spain
        BARDEN, THOMAS D                   United States
        BARINI, MAURIZIO                   Italy
        BARLOCK, STEPHEN A                 United States
        BARNARD, RODERICK E                Australia
        BARNES, NIGEL                      United Kingdom
        BARNES, ALAN H                     United States
        BARNETSON, IAN                     United Kingdom
        BARRINGER, C KEITH                 United States
        BARRY, THOMAS BRENDAN              United Kingdom
        BARSANTI VIGO, PEDRO               Spain
        BARTELS, RACHAEL M J               United Kingdom


                              (Page 4 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        BARTON, MICHAEL P                  United States
        BARTON, TROY B                     United States
        BARUCH, DAVID B                    United States
        BARZAGHI, GIUSEPPE                 Italy
        BAS MONERRIS, JOAQUIN F            Spain
        BASS, CHRISTY G                    United States
        BATISTA, MARTHA J                  United States
        BATTISTONI, KATHY L                United States
        BAUER, ALEX                        France
        BAUGHN, JOHN B                     United States
        BAUMANN, PETER                     Germany
        BAUMGARTNER, CHRISTIAN             Switzerland
        BEADLE, LOREN G                    United States
        BEADLE, NATHAN E                   United States
        BEAN, SALLY                        South Africa/Italy
        BEATON, MARK                       United Kingdom
        BECKER, TIMOTHY A                  United States
        BEDI, ARJUN                        United States
        BEENE, STEVEN D                    United States
        BEG, JEFFREY I                     United States
        BEGGS, RICHARD O                   United States
        BELL, JOHN T                       South Africa/United
                                           Kingdom
        BELL, ROYCE MICHAEL JAMES          United Kingdom
        BELL, PHILLIP J                    United States
        BELL III, WILLIAM M                United States
        BELL JR, THOMAS ROWE               United States
        BELLAMIT, PHILIPPE                 France
        BELLAS, PETER C                    United States
        BELTRAN, GREGORY D                 United States
        BENADIBA WAHNICH, JACOB            Spain
        BENASSO, FABIO                     Italy
        BENEDETTO, GIOVANNI                Italy
        BENGTSSON, BJORN ERIK              Sweden
        BENITEZ, JORGE L                   United States
        BENORE, MICHAEL J                  United States
        BENRAIS, KARIM A                   France
        BENSON, LA CINDA S                 United States
        BENTON, DANIEL MARK                United Kingdom
        BENZECRY, OLIVER J                 United Kingdom
        BERENS, MICHAEL M                  United States
        BERG, SCOTT D                      United States
        BERGMAN, ERNST-JAN                 The Netherlands
        BERGMUELLER, FRANZ                 Germany
        BERNASKI, MICHAEL J                United States
        BERRY, GIANCARLO N                 Brazil
        BERRY, LARRY J                     South Africa
        BERRY, RANDALL E                   United States
        BERTHON, BRUNO                     France
        BERTO, J DOUGLAS                   United States
        BERTON, ROBERT M                   United States
        BERTSCHINGER, ADRIAN MICHAEL       South Africa
        BERVOETS, MARC F                   Belgium
        BESSE, JONATHAN F                  United States
        BETTI, GIANLUIGI                   Italy
        BHANAP, RICHARD G                  United Kingdom
        BHANSALI, UDAY                     India
        BICHET, STEPHANIE B                United States
        BIEBER, DAVID L                    United States
        BIENERT, ANDREAS L                 Germany
        BIENZ, PIUS                        Switzerland
        BILL, HOLGER                       Germany
        BILLINGTON, NICHOLAS               United Kingdom
        BIRCHENOUGH, DONALD A              Canada
        BIRD, ADRIAN RICHARD               United Kingdom
        BISCAY, GILLES                     France
        BLACKADDER, PETER NIGEL            United Kingdom
        BLAIR, ALASTAIR MURRAY             Ireland


                              (Page 5 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        BLAKEY, TONY                       United Kingdom
        BLAKEY, ROBERT V                   United States
        BLANCHARD, ANDREW J                United States
        BLANCO BARRIOS, MANUEL ALFREDO     Spain
        BLANKENSHIP, DANA BETH             United States
        BLENNERHASSETT, LEO                Ireland
        BLOCH, ANDREW DAVID                United States
        BLOMFIELD, JAMES                   Australia
        BLOOM, WILLIAM A                   United States
        BLOWER, NIGEL                      United Kingdom
        BLUMBERG, DAVID L                  United States
        BOATH, DAVID D                     United Kingdom
        BOELENS, PIETER W                  The Netherlands
        BOHM, LARS A                       Sweden
        BOITEL, CHRISTOPHE                 France
        BOKOBZA, JEAN PIERRE               France
        BOLDRINI, FERNANDO JIMENEZ*        Brazil
        BOLSTAD, MARTIN FUHR               Norway
        BOLTON, JAMIE M                    Australia
        BOLTON JR, JAMES RICHARD           United States
        BONGER, VALENTIJN                  The Netherlands
        BONIZZATO, SAULO L                 Brazil/Italy
        BONOMI, EUGENIO                    Italy
        BONOMI, MARCO LAURO                Italy
        BOONE, H KEITH                     United States
        BOREN, CODY                        United States
        BORETTO, DANILO                    Italy
        BOSCHE, PIERRE                     France
        BOSMA, RODNEY D                    United States
        BOUDREAU, MARK                     Canada
        BOUEILH, PHILIPPE                  France
        BOULANGER, PAUL A                  United States
        BOULGER JR, RICHARD V              United States
        BOURKE, WILLIAM THEODORE           United States
        BOUSHKA, MICHAEL E                 United States
        BOVA, MICHAEL A                    United States
        BOWLER, JAMES T                    United States
        BOWMAN, MICHAEL L                  United States
        BOYLE, DAVID M                     Australia
        BOYSEN, JOERG                      Canada
        BOZARTH, MICHAEL D                 United States
        BOZZELLA, KIM LADOTA               United States
        BOZZOLI-PARASACCHI, LUCIO          Italy
        BRADLEY, BRENDAN WALSH             United States
        BRADLEY, CATHY L                   United States
        BRADY, NIGEL P                     United Kingdom
        BRAECKMANS, KAREN M                Belgium
        BRAKELEY III, HARRY H              United States
        BRANCHI, PAOLO                     Italy
        BRANDT, ROBERT S                   United States
        BRASH, CATRIONA M                  Australia
        BRASUELL, JUSTIN JOEL              United States
        BRAUN, CHRISTOPHE                  France
        BRAY, SIMON P                      Australia
        BRAY, DONALD M                     United States
        BREEN, NINA L                      United States
        BREEN, W TERENCE                   United States
        BREENE, RICHARD TIMOTHY SIMMONS    United Kingdom
        BREMHORST, JAMES C                 United States
        BRENNAN, CHRISTOPHER               Canada/United Kingdom
        BRESNAHAN, SUSANN F                United States
        BRESSA, MARCO                      Italy
        BRIEGER, DEBORA A                  United States
        BRIENZI, FRANK D                   United States


                              (Page 6 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        BRIGGS, JERRY H                    United States
        BROCKEN, MARCO P                   The Netherlands
        BROCKLESBY, CHRIS                  United Kingdom
        BRODA, RANDY A                     Canada
        BRODWIN, DAVID R                   United States
        BRODY, RACHEL R                    United States
        BROMS, JAMES BENTLEY               United States
        BROOKS, CHARLES T                  United States
        BROSNAN, MAUREEN L                 United States
        BROUWER, AD-JAN                    The Netherlands
        BROWER, RICHARD L                  United States
        BROWN, DAVE                        United Kingdom
        BROWN, FRED W                      United States
        BROWN, THOMAS C                    United States
        BROWN, CHARLES PATRICK             United States
        BROWN, STEPHEN T                   United States
        BROWN, MARTIN R                    United States
        BROWNE, EDWARD LAMBERT             United Kingdom
        BROYDEN, CHRIS                     United Kingdom
        BRUGGER, WOLFGANG                  Germany
        BRUGIDOU, ANTOINE                  France
        BRUNI, MARK J                      United States
        BRUNO, GIOVANNI PAOLO              Italy
        BRYANT, MARK G                     United Kingdom
        BRYCE, GLENN H                     Canada
        BRYDON, THOMAS E                   United States
        BUESCH, THOMAS                     Germany
        BUGGE, VINCENT E                   United States
        BULLETTI, CHRISTIAN                Italy
        BUMSTEAD, JON CULVER               United Kingdom
        BURGESS, PAUL A                    United Kingdom
        BURGOS GONZALEZ, RAUL              Spain
        BURKE, THOMAS M                    United States
        BURNS, BRIAN S                     United States
        BURNS, ANN V                       United Kingdom
        BURNS, STEVEN ROBERT               United States
        BURROWS, DARREN                    United Kingdom
        BUSBY, KHAN                        United Kingdom
        BUTCHER, THOMAS L                  United States
        BUTKOW, CLIVE J                    South Africa
        BUTLER, SCOTT T                    Ireland
        BYANNA, VIDYA S                    United States
        BYRNE, KENNETH                     Ireland
        CABANES, JEAN                      France
        CABAY, MICHAEL A                   United States
        CABLE, BRAD P                      Australia
        CADARSO MARQUES, CARLOS            Spain
        CALBY, DOUGLAS H                   United States
        CALCUTT, PHILIP MICHAEL            United States
        CALLAHAN, JOHN G                   United States
        CALLAWAY, PETER C                  Australia
        CALLET, SERGE E                    France
        CALLOWAY, ROBERT M                 United States
        CALVERT, ROBERT                    United States
        CALVIN, PAUL D                     United States
        CAMPAGNOLA, ROBERTO                Italy
        CAMPBELL, NICHOLAS Y               United States
        CAMPBELL, LISA L                   United States
        CANNING, JAMES EDWARD              Canada
        CANTARERO, JOSE MANUEL             Spain
        CANTWELL, PAUL LONAN               Ireland/United Kingdom
        CAPASSO, EUGENIO                   Italy
        CAPLAN, LISA L                     United States
        CAPONE, PAOLO                      Italy
        CARADONIO, VITO                    Italy
        CARAMONTA, DARRIN J                United States
        CARLILL, CERI                      United Kingdom


                              (Page 7 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        CARMINATI-RABASSE, ARMELLE         France
        CARNAHAN, KEVIN                    United States
        CARNEY, WILLIAM JOHN               United States
        CAROSELLI, FILIPPO                 Italy
        CARRARA, MARCO                     Italy
        CARRIGAN, CHRIS                    United Kingdom
        CARRIZO, EDUARDO                   Argentina
        CARROLL, GREG JOHN                 Australia
        CARSON, VISDA M                    United States
        CARTHY, STUART GRAHAM              United Kingdom
        CARTWRIGHT, DAVID                  United Kingdom
        CARTWRIGHT, PAUL                   United Kingdom
        CASADO GONZALEZ, JOSE MANUEL       Spain
        CASATI, GIANFRANCO                 Italy
        CASIRAGHI, LUCA                    Italy
        CASIRAGHI, MASSIMO                 Italy
        CASSINADRI, MARIO                  Italy
        CASTELLANO, ENRICO                 Italy
        CASTER, GREGORY P                  United States
        CASTLE, ROBERT J                   United States
        CATER, BARENT W                    United States
        CATLETT, JOHN M                    United States
        CAVALIERO, JOHNNY J                United States
        CAVENAUGH, DANIEL L                United States
        CELI, JOHN                         United States
        CELSI, STEFANIA                    Italy
        CERDAN, RICARDO M                  Argentina
        CERNY, KEITH JOSEPH                United States
        CERZA, PAOLO                       Italy
        CESARI, LUCA FORTUNATO             Italy
        CHALABY, CHERINE MOHSEN            United Kingdom
        CHALIFOUX, MARTIN                  Canada
        CHAN, FOO TUCK                     Malaysia
        CHAN, DANIEL HIOK KHIANG           Malaysia
        CHANG, MIN X                       United States
        CHANG, RICHARD A                   United States
        CHANIOT, PHILIPPE                  France
        CHAPIN, LLOYD W                    United States
        CHAPMAN, ERIC                      United States
        CHAPPELL, GAVIN JOHN               United Kingdom
        CHARVET, CHRISTIAN                 France
        CHAUFFARD, PHILIPPE C              France/Switzerland
        CHAURE BUENO, MANUEL               Spain
        CHAVES, JOSE MARCOS*               Brazil
        CHEE, LAI YONG                     Singapore
        CHEESE, PETER AYRTON               United Kingdom
        CHEN, DAVID M                      United States
        CHEN, JODI M                       United States
        CHENELLE, JOSEPH D                 United States
        CHENG, WILLIE J H                  Singapore
        CHERNIK, TODD A                    United States
        CHESTNUT, GREGORY P                United States
        CHEW, ROBERT                       Singapore
        CHI, YOUNGCHO                      Korea
        CHIKAYASU, YOSHIO                  Japan
        CHILDS, RICHARD A                  United Kingdom
        CHING, YEW CHYE                    Malaysia
        CHISMAN, RICARDO                   Brazil
        CHIU, PAUL C                       United States
        CHO, BUM-COO                       Korea
        CHONG, CHUAN NEO                   Malaysia
        CHOONG, TUCK OON                   Malaysia
        CHOW, TONG FUL                     Malaysia
        CHOWLA, MANOJ                      United States
        CHRISTIN, SERGE E                  France
        CHRISTOU, ALEX                     United Kingdom
        CHUNG, MICHAEL H                   United States
        CIANCHI, STEFANO                   Italy
        CIRIELLO, ALBERTO                  Italy
        CITTON, ROBERTO                    Italy
        CIVIDINI, GIANMARCO                Italy
        CLAMP, ADRIAN PAUL                 United Kingdom
        CLANCY, J ANTHONY                  United States
        CLARK, RICHARD P                   United States
        CLARK, BRIAN A                     United States
        CLARK, SCOT W                      United Kingdom
        CLARKE, ANDREW                     Australia
        CLAUSER, ROBERT C                  United States
        CLAUSSEN, THOMAS                   Germany
        CLEMENT, ROBERT C                  United States
        CLEMENTS, STEWART ROBERT           United Kingdom
        CLIMIE, KEN G                      British West Indies
        CLINE, MITCHELL R                  United States
        CLINE, WILLIAM F                   United States
        CLINTON, DAVID R                   United Kingdom


                              (Page 8 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        COATES, LARRY L                    United States
        COFFEY, JOHN L                     United States
        COLE, MARTIN I                     United States
        COLELLA, SERGIO                    France
        COLEMAN, MARK T                    Canada
        COLEMAN, COLLEEN K                 United States
        COLEMAN, JAMES B                   United States
        COLLE, SERGE                       Belgium
        COLLINS, MICHAEL J                 United States
        COLLINS, MICHAEL F                 United States
        COLLINSON, SHAWN                   United Kingdom
        COLMENA, ANTONIO                   Spain
        COLOME, JORDI                      Spain
        COLOMINA, RAMON                    United States
        COLTSMANN, JOHN F                  United Kingdom
        COMERFORD, JOELLIN                 United States
        CONDIT, BRIAN J                    United States
        CONDON, MICHAEL G                  United States
        CONFORTI, DANIEL F                 Argentina
        CONTRI, GIOVANNI                   Italy
        CONVEY, STEVEN G                   Canada
        COPACINO, WILLIAM C                United States
        COPPE, GRIEG W                     United States
        CORA, MARCELO G                    Argentina
        CORALLO, SILVANO                   Italy
        CORCORAN, MARIAN                   Ireland
        CORLESS, KENNETH                   United States
        CORNELIUS, CRAIG B                 United States
        CORNELIUS, RICHARD D               United States
        CORREIA, TEUTLY                    Brazil
        COSTELLO, MICHAEL J                United States
        COSTONIS, MICHAEL A                United States
        COTE, BRIAN M                      United States
        COTTEY, PAUL T                     United States
        COUGHLAN, ANTHONY G                United States
        COUGHLIN, RICHARD J                United States
        COUGOUL, JEAN LOUIS                France
        COURTNEY, PETER ROGER              United Kingdom
        COURTNEY, CORY H                   United States
        COVILLE, BENOIT                    France
        COWAN, CHRISTOPHER M               United Kingdom
        COYLE, DAVID W                     United States
        CRAIG, PAMELA J                    United States
        CRANLEY, THOMAS A                  United States
        CRANOS, CONSTANCE A                United States
        CRAVER, JON D                      United States
        CREEDON, PATRICIA                  Ireland/United States
        CRENNAN, KAREN                     United States
        CRETOT, PASCAL                     France
        CROOK, PAUL                        United States
        CROSBY, PHIL J                     United States
        CROTHERS, WILLIAM                  United Kingdom
        CROW, DAVID A                      United States
        CROWLEY, JAMES D                   Ireland
        CRUDELE, JORGE                     Argentina
        CRUMP, CHRISTOPHER L               United States
        CRUZ, RITA FRANCISCA S             Philippines
        CUDDIHEY, ALDEN                    Canada
        CULP, STEVEN R                     United States
        CUNNINGHAM, JOHN EDWARD            United States
        CURTIS, ANDREW R                   United Kingdom
        CURTIS, GARY A                     United States
        CUSACK, CARRIE L                   United States
        CUSANO JR, JOHN MICHAEL            United States
        CUTRONA, SALVATORE MICHAEL         United States
        DAGRADI, MICHELE                   Italy
        DAHLE, DAVID R                     United States


                              (Page 9 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        DALTON, PIERRE L                   South Africa
        DALY, GER M                        Ireland
        DAMIANI, DENISE*                   Italy/Brazil
        DANDRIDGE, WILLIAM W               United States
        D'ANGIOLINO, RAFFAELLA             Italy
        DARBY, MARGARET HARRISON           United States
        DARLAND, DANIEL W                  United States
        DARMAN, GHAZALI                    Malaysia
        DARNEAU, PHILIPPE H                France
        DAUGHERTY, PAUL R                  United States
        D'AVANZO, ROBERT LEWIS             United States
        DAVENPORT, THOMAS H                United States
        DAVID, MICHAEL R                   United States
        DAVIDSON, FRITHA A                 South Africa
        DAVIDSON, DAVID A                  United States
        DAVIES, COLIN K                    Canada
        DAVIN, CHRISTOPHER P               United States
        DAVIS, JON PHILIP                  United Kingdom
        DAVIS, BRADLEY W                   United States
        DAVIS, JOHN E                      United States
        DAVIS, MARY CATHERINE              United States/British
        DAVIS, JR, JOSEPH E                United States
        DAY, DAVID W                       United States
        DE BLAUWE, ERIC                    France
        DE BOER, HANS                      The Netherlands
        DE JONG, ANTHONY                   Australia
        DE KEGEL, MARC O                   Belgium
        DE MARTINI, ALESSANDRO             Italy
        DE RIDDER, YVONNE B                The Netherlands
        DE SNOO, IAN ROSS                  United Kingdom
        DE VILLIERS, FRIKKIE               South Africa
        DE WINTER, GERT M                  Belgium
        DEAN, PAUL J                       Australia
        DEBLAERE, JOHAN G                  Belgium
        DECATUR III, IRVING CHASE          United States
        DEDONATIS, RENATO                  Italy
        DEFFARGES, ETIENNE H               United States
        DEGENER, HEINRICH                  Germany
        DEITCHER, CHERYL L                 United States
        DEJONGH, LAMAE ALLEN               United States
        DEL SANTO, JOHN L                  United States
        DELAIDE, PHILIPPE                  France
        DELAPORTE, VINCENT                 France
        DELATTRE, ALLEN J                  United States
        DELESALLE, MARC P                  United States
        DELHAYE, CATHERINE                 France
        DELICATI, PATRIZIO                 Italy
        DELMONTE, VITTORIO                 Italy
        DELORME, PASCAL A                  France
        DELVES, ROBERT HOWARD              United States
        DEMAREST, STEPHEN M                United States
        DEMARIA, REGIS                     France
        DEMAY, BRIAN C                     United States
        DEMPSEY, STEPHEN J                 British West Indies
        DENIAU, JEAN-MARC                  France
        DENNIS, GREGORY C                  United States
        DENNIS, MICHAEL A                  United States
        DENTON, KRIS P                     United States
        DERRICK, R DOUGLAS                 United States
        DERSY, FABRICE                     France
        DERYCKERE, KOEN D                  Belgium
        DESCHAMPS, DAVID                   France
        DESCO AGULLO, JOSE MANUEL          Spain
        DESMOND, ANDREW J                  Ireand
        DETELICH, MARK A                   United States


                              (Page 10 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        DETTLING, DREW S                   United States
        DEUTSCHMAN, SCOTT B                United States
        DEWITTE, JAN L                     Belgium
        DEWOR, EVA                         Germany
        D'GIANCOMO, GIOVINA SILVANA        Venezuela
        DI PAOLO, GIORGIO                  Italy
        DICAPRIO, JAMES R                  United States
        DICKEY, JAMES M                    United States
        DICKEY, ALEXANDER P                United States
        DIEMER, OTTO                       Germany
        DIEPERINK, GUIDO H                 The Netherlands
        DIETRICH, DAVID R                  United States
        DIEZ, FRANCISCO JAVIER             Spain
        DIGIORGIO, CHRISTOPHER S           United States
        DIK, ROGER W                       United States
        DILLINGHAM, FRASER M               United Kingdom
        DILULLO, STANLEY                   United States
        DIMIDSCHSTEIN, FERNAND             Belgium
        DINEEN, KENNETH S                  United States
        DINSMORE, EARLE R                  United States
        DIOGUARDI, SARA J                  United States
        DISPENZIERE, GLENN J               United States
        DIXON, GRANT R                     Australia
        DIXON, KEVIN J                     Australia
        DOBSA, MAREK                       Czech Republic
        DODGE, WARREN J                    United States
        DOERR, DOUGLAS R                   United States
        DOHNALIK DAVID JOSEPH              United States
        DONALD, ALISTAIR A                 United Kingdom
        DONNELLAN, MICHAEL ANDREW          United Kingdom
        DONNELLY, CHRISTOPHER P            United States
        DONOHUE, ARLENE E                  United States
        DONOHUE, MICHAEL T                 United States
        DONOHUE, JAMES C                   United States
        DOOCEY, TONY                       United Kingdom
        DOOLEY, KEVIN J                    United States
        DOOLEY, ROGER MAYER                United States
        DORAN, NIALL PETER                 Ireland
        DOSI, GIUSEPPE                     Italy
        DOWNIE, JOHN MARTIN                Australia/United Kingdom
        DOYLE, JONATHAN                    Ireland/European Union
        DOYLE, MICHAEL B                   United States
        DRAKE, JOHN F                      United States
        DRAPER JR, WILLIAM CHRISTOPHER     United States
        DRIESSEN, MICHEL                   The Netherlands
        DRIGGS II, WOODRUFF W              United States
        DRISCOLL, MARLA J                  United States
        DRUCKER, REID S                    United States
        DRUZGALA, TIMOTHY D                United States
        DUARTE, VITOR CARLOS N             Portugal
        DUELKS, ROBERT N                   United States
        DUFF, PAUL M                       Ireland
        DUFFY, MICHAEL G                   Ireland
        DUFFY, STEPHEN ANTHONY             United Kingdom
        DUGAN, JOHN D                      United States
        DULL, STEPHEN F                    United States
        DUMAINE, JEROME C                  France
        DUNAWAY, MARK WAYNE                United States
        DUNBAR, TODD A                     United States
        DUNCAN, PETER T                    United States
        DUNCAN, GARY A                     United States
        DUNNE, THOMAS J                    United States
        DURDAN, DAVID BOYD                 Canada
        DUROCHER, JOHN F                   United States
        DVOROCSIK, ANDREW JAMES            United States


                              (Page 11 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        DYER, ANN G                        United States
        DYER, BARRY C                      United States
        DYER, LLOYD H                      United States
        DZIAK, JACK                        United States
        EASTON, ROBERT J                   Australia
        EASTON, RICHARD C                  United States
        EATON, PHILIP ANTHONY              United States
        ECKLUND, TERRY R                   United States
        EDELBLUT, JOHN G                   United States
        EDMONDS, GILES A                   United Kingdom
        EDWARDS, W  MARK                   United Kingdom
        EDWARDS, MATTHEW J                 United Kingdom
        EDWARDS, NICHOLAS HUW              United Kingdom
        EDWARDS, STEVEN G                  United States
        EFFLER, PETER J                    United States
        EGAN, MICHAEL E                    United States
        EGAWA, ATSUSHI                     Japan
        EGERLAND, JENS C                   Germany
        EGLY, TRACI D                      United States
        EGUNJOBI, SEGUN OLAKUNLE           Nigeria
        EHRHART, JAMES M                   United States
        EICHMANN, DON A                    United States
        EISENFELDER, SCOT K                United States
        EL SAADANI, AMR                    Germany
        ELEOFF, MARK N                     Canada
        ELLINGSEN, JOHN ERIK               Norway/United Kingdom
        ELLIOTT, J DEAN                    United States
        ELLIS, JAMES M                     United States
        ELRON, DAN H                       United States
        EMBREE, HARVEY RICHARD             United States
        EMERSON, RICHARD J                 Australia
        EMERY, RICHARD P                   Australia
        ENDRES, PATRICIA ANN               United States
        ENGEL, JOHN F                      United States
        ENGELS, CHRISTIAN                  Germany
        ENGGIST, MARKUS                    Switzerland
        ENGLAND, SIMON JOHN                United Kingdom
        ENGLERT, BRADLEY G                 United States
        ENGLISH, DAVID J                   United States
        ENGOIAN, MICHAEL H                 United States
        ENJOLRAS, MARC                     France
        EQUALE, PAUL JOSEPH                United States
        ERICKSON, JOSEPH R                 United States
        ERNST, MARK D                      United States
        ESPARRAGO, PETER P                 United States
        ESPOSITO, ENNIO                    Italy
        ETHELSTON, MIKE                    United Kingdom
        ETHEREDGE, JAMES O                 United States
        ETTEL, WOLF HENNING                Germany
        EUWE, MARK J                       The Netherlands
        EVANS, NICK PETER                  United Kingdom
        EVERSON, PHILLIP G                 United Kingdom
        EVERSON, CRAIG R                   United States
        EYMERY, PASCAL                     France
        FABRE, GILLES                      France
        FAGALDE, LOUIS                     France
        FALCAO, JAIME                      Portugal
        FALL, ROBIN D                      United States
        FALTZ, JEAN                        Luxembourg
        FANGUY, JOHN S                     United States
        FARINAS, VICTOR MARCELINO          United States
        FARLEY, CATHERINE STROTHER         United States


                              (Page 12 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        FARMER, JAMES R                    United States
        FARRINGTON, GEORGE L               United States
        FAVRE, DONAVON J                   United States
        FECKO, W MICHAEL                   United States
        FEKRAT, NORMAN D                   United States
        FELDMANN, ALAN R                   United States
        FELLER, GUIDO                      Italy
        FEREZIN, LUIZ C*                   Brazil
        FERGUSON, MARTIN                   United States
        FERGUSON JR, GLOVER T              United States
        FERNANDES, JOSE MANUEL             Portugal
        FERNEYHOUGH, STEPHEN DAVID         United Kingdom
        FERRARI, DANIELE                   Italy
        FERRIANI, GUIDO                    Italy
        FERRO, VINCENZO                    Italy
        FEYLES, FEDERICO                   Italy
        FIGUEIRIDO, DANIEL V               Argentina
        FIKSE, EDDY J                      United States
        FILEWYCH, CHARLES L                Canada
        FINDLAY, CHARLES BOYD              United Kingdom
        FINK, GARY S                       United States
        FINNEGAN, TIMOTHY M                United States
        FIORAMONTI, WALTER                 Italy
        FIORENZA, ALAN M                   United States
        FISCHER, REINER                    Germany
        FISHMAN, KENNETH A                 United States
        FITZGERALD, GARY J                 Australia
        FJORNES, ERIK                      Norway
        FLACK, SIMON                       Australia
        FLAKE, JENNIFER V                  United States
        FLECK, MARIO*                      Brazil
        FLEDEL, EBERHARD M                 Germany
        FLEMING, HENRY CLIFTON             United States
        FLEMING, MARK DOUGLAS              United States
        FLOETHER, KARL-HEINZ               Germany
        FLOWERS, JAMES E                   United States
        FLYNN, STEPHEN M                   United States
        FOONG, MICHAEL S                   Malaysia
        FORBES, CHARLES SCOTT              United States
        FORD, GILL                         United Kingdom
        FOREHAND, JOE W                    United States
        FORMANEK, KAY N                    Holland
        FORNASIERO, ARNALDO                Italy
        FORTES, MARCELO C*                 Brazil
        FOSNACHT, FRED M                   United States
        FOSTER, MARK                       United Kingdom
        FOSTER, DREW W                     United States
        FOWLER, STEPHEN R D                United Kingdom
        FOX, MICHAEL C                     United States
        FOX, THOMAS K                      United States
        FRAMIL, LEONARDO J                 Brazil
        FRANCO, BIAGIO                     Italy
        FRANZ, PETER H                     South Africa
        FRATTO-ROWE, MARY                  United States
        FRAZIER, ALBERT H                  United States
        FRECH, TODD N                      United States
        FREDRIKSEN, PER INGVALD            Norway
        FREEDMAN, JASON C                  United States
        FREELAND, JOHN G                   United States
        FRERICHS, ROBERT N                 United States
        FRIARS, ANDREW                     Australia
        FRIEDMAN, MICHELE K                United States
        FRIEDMAN, JOEL P                   United States
        FRISTAD, SIGURD                    Norway
        FROEHLICH, BRUCE P                 United States
        FRY, JAMES G                       United States
        FUKUZAWA, KO                       Japan
        FULLONE, MARIA                     Italy
        FULTON, W COLIN                    United States


                              (Page 13 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        FUMI, PAOLO                        Italy
        FUNKEN-LUCE, ANITA                 Germany
        FURPHY, D WAYNE                    Zimbabwe
        FURUSAWA, HIRONOBU                 Japan
        GABLE, DIETER G                    United States
        GACH, ROBERT P                     United States
        GADOL, ELENA                       France
        GAILEY, MICHAEL L                  United States
        GAJREE, PUNITA                     United Kingdom
        GALAMBA-DE-OLIVEIRA, JOSE          Portugal
        GALBRAITH, ARCHIE                  United Kingdom
        GALBRAITH, JEFFERY A               United States
        GALLAGHER, J TERENCE               Ireland
        GALLAGHER, MICHAEL JOHN            United States
        GALLANT, KELLY P                   Canada
        GALLEY, JEAN-YVES                  France
        GALUE AMBLAR, ADOLFO J             Spain
        GAN NYAP LIOU, LARRY               Malaysia
        GANDINI, ALBERTO                   Italy
        GANDUS, RICCARDO                   Italy
        GANNON, THOMAS M                   United States
        GARCIA, JERRY MARTIN               Canada
        GARCIA, PEDRO JOSE                 Venezuela/Spain
        GARGAS, RANDALL EDWARD             United States
        GARGIULO, MARK                     United States
        GARRICK, ANDREW THORBURN           United Kingdom
        GARTSIDE, DAVID                    United Kingdom
        GASC, JEAN-FRANCOIS E              France
        GATEWOOD, JENNIFER A               United States
        GATIGNOL, LAURENT                  France
        GATTERMEYER, WOLFGANG              Austria
        GAUDET, III, ALLEN J               United States
        GAVIGAN, MICHAEL A                 United States
        GAY, JEAN-MICHEL                   France
        GAZANEGO JR, MARIO                 Brazil
        GAZAY, XAVIER A                    France
        GEAR, SUSIE                        British
        GEARHART, JAMES W                  United States
        GEDDES, IAN DAVID                  United Kingdom
        GEE, TERRENCE M                    United States
        GEISE, AUGUST W                    United States
        GELLE, MARC                        France
        GEMIN, LOUANNE                     Canada
        GENESINI JR, SILVIO JOSE*          Brazil
        GENUINI, BENOIT                    France
        GEORGE, PHILIP A                   United Kingdom
        GERA, PIERCARLO                    Italy
        GERLACH, JUERGEN                   Germany
        GERSHMAN, ANATOLE V                United States
        GHERING, HAROLD A                  United States
        GIANNICO, PIERLUIGI                Italy
        GIBBS, ROBERT C                    United Kingdom
        GIBERT ARCE, JORDI                 Spain
        GIBSON, FIONA E                    United Kingdom
        GIELEN, ROELAND                    Belgium
        GIERLACH, DIRK                     Germany
        GILCHRIST, TIM                     United Kingdom
        GILCHRIST, STUART K                United States
        GILL, GUSTAVO*                     Brazil
        GILLEROT, OLIVIER JEAN             Belgium
        GILLESPIE, JOHN H                  United Kingdom
        GILLET, DANIEL G                   Belgium
        GILLETT, ANDREW LEONARD            United Kingdom
        GILLETTE, RONALD D                 United States
        GILRAIN, MARK J                    United States
        GINSBURG, LYLE D                   United States
        GINTER, BRETT ALLEN                United States
        GIOMETTI, MARK C                   United States
        GIOVANNITTI, VINCENZO              Italy
        GIRARD, OLIVIER                    France
        GISSLER, D NEIL                    United States


                              (Page 14 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        GIST, ERIC P                       United States
        GITH, THOMAS                       Germany
        GLASMACHER, IRMGARD                Germany
        GLASS, BART H                      United States
        GLASSBERG, ANDREW MARK             United States
        GLEICHENHAUS, BARRY A              United States
        GODINHO, MANUEL M                  Portugal
        GOEBEL, MARK C                     United States
        GOERNER, MICHAEL                   Germany
        GOH, AIK MENG                      Malaysia
        GOH, LIN PIAO                      Malaysia
        GOLDEN, RICHARD J                  United States
        GOLDING, DAVID                     United Kingdom
        GOLDMAN, MAX S                     United States
        GOLDSON, DAVID S                   United States
        GOMES, JOSE                        Portugal
        GONCALVES, ROGER                   France
        GOODMAN, JOHN B                    United States
        GOODSON, MICHAEL D                 United States
        GOODWIN, C ERICKSON                United States
        GOODYEAR, MARK V                   United Kingdom
        GOPAL, SANJAY                      India
        GORDON, GRAEME D                   Canada
        GORDON, WILLIAM M                  United Kingdom
        GORDON, NOEL A                     United Kingdom
        GORINE, ALEXANDRE                  Russia
        GORLA, GIUSEPPE                    Italy
        GOSLING, PAUL                      British
        GOSSAGE, WALTER G                  United States
        GOSSAGE, JAMES F                   United States/France
        GOTO, HIROSHI                      Japan
        GOURBAT, HUGUES U                  France
        GOURGEY, WILLIAM E                 United States
        GOUTALLIER, VINCENT                France
        GOVENDER, VASATHAVEN               South Africa
        GOWLAND III, RUSSELL HERBERT       United States
        GRACY, MARY BETH                   United States
        GRAF, ROLF                         Switzerland
        GRAHAM, GEOFFREY S                 United States
        GRAINGER, RAYMOND E                United States
        GRATTO, STEVEN E                   United States
        GRAZIOSI-FINE, GINA                United States
        GREEN, DOUGLAS ARTHUR              United States
        GREEN, WILLIAM D                   United States
        GREENBERG, CATHY L                 United States
        GREENBERG, MARK E                  United States
        GREER, CHRISTOPHER M               United States
        GREGOR, SHAWN T                    Canada
        GREINER, THOMAS R                  United States
        GRETEMAN, DANIEL G                 United States
        GRIMSLEY  JR, JAMES C              United States
        GRISON, ERIC                       France
        GROENEWOUD, ANJA H                 The Netherlands
        GROHS, SIEGFRIED                   Germany
        GRONLI, ROY                        Norway
        GROSSI, BRUNO                      France
        GRUBB, DAVID M                     United States
        GRUBY, BRADFORD S                  United States
        GRUZIN, TREVOR J                   South Africa
        GUILLEMYN, FRANK R                 Belgium


                              (Page 15 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        GUITTAT, PHILIPPE                  France
        GUPTA, A J                         United States
        GUTHRIDGE, GREGORY S               United States
        GUTKOWSKI, STANLEY JOSEPH          United States
        GUTMAN, GENE A                     United States
        GUYAN, G VICTOR                    United States
        GYLDEN, JAMIE J                    United States
        HAARMANN, GUIDO                    Germany
        HABERMAN, JACK B                   United States
        HAGARTY, SEAN M                    United States
        HAGGART, RICHARD B                 United States
        HAGSTROM, JON E                    United States
        HAHN, SCOTT M                      United States
        HAJJAR, FRED G                     United States
        HAKANEN, JOUNI                     Finland
        HALABE, DAN JOEL                   United States
        HALABURT, GEOFFREY M               United States
        HALE, TIMOTHY A                    United States
        HALL, JAMES D E                    United Kingdom
        HALLIN, BRADLEY D                  United States
        HALVERSON, MARK A                  United States
        HAMILTON, SIMON JAMES WILFRID      United Kingdom
        HAMILTON, DONALD G                 United Kingdom
        HAN, BONG-HOON                     South Korea
        HANADA, NAOTO                      Japan
        HANCY, ANTHONY C                   Australia
        HANKER, JENS                       Germany
        HANLEY, KEVIN MATTHEW              United Kingdom
        HANLEY, THOMAS A                   United States
        HANNA, BLAKE                       Canada
        HANNA, ARTHUR                      United Kingdom
        HANNA, MARC A                      United States
        HANNOVER, PER                      Denmark
        HANSEN, JESPER HOUGAARD            Denmark
        HANSEN, HENRIK E                   Norway
        HANSEN, NATHAN T                   United States
        HANSON, DANA                       United States
        HANSON, TIMOTHY A                  United States
        HANSSON, MIKAEL                    Sweden
        HARBACH, F EDWIN                   United States
        HARGREAVES, SIMON J                United Kingdom
        HARIDY, GASSER                     Greece
        HARRELL, AUDREY R                  United States
        HARRINGTON, JON                    United States
        HARRIS, JAMES G                    United States
        HARRIS, CHARLES L                  United States
        HARRISON, SCOTT F                  United States
        HARRISON, STEVEN B                 United States
        HARRISON, MICHAEL JOSEPH           United States
        HARRISON, RHONDA F                 United States
        HARTEMAYER, GREGG G                United States
        HARTIGAN, JEFFREY S                United States
        HARTLEY, M S                       United States
        HARTLEY, CATHERINE A               United States
        HARTMAN, THOMAS J                  United States
        HARTVICH, ANDREW G                 Canada
        HARTWIG, THOMAS D                  Denmark



                              (Page 16 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        HASWELL, JOHN                      United States
        HATANO, TORU                       Japan
        HATHORNE, SCOTT A                  United States
        HATTON, TREVOR M                   British West Indies
        HATZIDIMOULAS, LISSIMAHOS          Greece
        HAUPT, STEPHAN                     Germany
        HAUSER, MARC                       France
        HAVILAND, KEITH FRANK              United Kingdom
        HAWKINS, JOHN STEWART              United Kingdom
        HAWN, MARK K                       United States
        HAY, JOHN ANDREW                   Australia
        HAY, ANDREW M                      United Kingdom
        HAYES, JAMES G                     United States
        HAYES, JAMES E                     United States
        HAYWOOD, GARY JOHN                 United Kingdom
        HEALEY, ALAN J                     United Kingdom
        HEALY, DONAGH                      Ireland
        HEALY, MICHAEL A                   United States
        HEALY, THOMAS J                    United States
        HEATH, H DARRYL                    United States
        HECK, BERNHARD A                   Germany
        HECKENBERGER, ULRICH               Germany
        HEDDENS, JAMES F                   United States
        HEEMSKERK, PETER O                 The Netherlands
        HEFFERNAN, GARY                    United Kingdom
        HEGNER, NORBERT                    Germany
        HEIDEMAN, MICHAEL G                United States
        HEINEMANN, JORG G                  United States
        HEISER, CRAIG H                    United States
        HEISER, DAVID T                    United States
        HEITZ, KEVIN G                     United States
        HEMSTRITCH, JANE S                 Australia
        HENDERSON, IAIN                    United Kingdom
        HENDERSON, JOHN WAYNE              United States
        HENDRICKSON, JAMES C               United States
        HENNESSY, MARK R                   United States
        HENRY, MICHAEL                     United States
        HERMANN, STEVEN W                  United States
        HERNANDEZ, JAMES O                 United Kingdom
        HERNANDEZ, JULIO J                 United States
        HERSCH, DALE R                     United States
        HERTZ, ELLEN J                     United States
        HESELMANN, DIRK                    Germany
        HESS, THOMAS H                     United States
        HESSLER, MICHAEL T                 United States
        HETHERINGTON, ROBERT W             United Kingdom
        HEUBEL, KENNETH C                  United States
        HEYNS, HERMAN R                    South Africa
        HICKLING, HARRY C                  Australia
        HIELSCHER, CINDY L                 United States
        HIGBIE, BILL                       United States
        HIGGINS, MICHAEL K                 United States
        HILBERT, WILLIAM GUY               United States
        HILDEBRANDT, THOMAS A              United States
        HILL, RODGER                       United Kingdom
        HILL, RICHARD W                    United States
        HILL, DAVID L                      United States
        HILLEN, MARC J                     The Netherlands
        HINTLIAN JR, JAMES TERRY           United States
        HIOKI, KATSUSHI                    Japan
        HITT, BRADLEY J                    United States
        HODAK, GREG J                      United States


                              (Page 17 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        HODGETT, MARTIN H                  United States
        HODGSON, DAVID M                   United Kingdom
        HODO, CHIKATOMO                    Japan
        HOE, KAH SOON                      Malaysia
        HOERRMANN, GEROLD                  Germany
        HOFBAUER, THOMAS H                 Germany
        HOFFMAN, JANET L                   United States
        HOFMEISTER, DOUGLAS F              United States
        HOGAN, JOHN G                      Ireland
        HOGAN, KEVIN P                     United States
        HOHNEN, ROBERT A                   Australia
        HOLLAENDER, VOCHEN                 Germany
        HOLLAND, STEPHEN L                 United States
        HOLLANDER, DAVID P                 United States
        HOLLIS, JOHN CHARLES               United Kingdom
        HOLMAN, ANTHONY N                  Australia
        HOLMES, PETER                      United Kingdom
        HOLMES, BRADFORD RICKMAN           United States
        HOLMES-WOODHEAD, SARA              United Kingdom
        HOLSMAN, RICHARD H                 United States
        HOLT, EDWIN DAVID                  United States
        HOLTGREWE, KENT L                  United States
        HOLTMANN, THOMAS                   Germany
        HOLTSCHKE, BERNHARD                Germany
        HONG, MONTGOMERY ANDREW            United States
        HONOHAN, JAMES P                   United States
        HONTS, ROB W                       United States
        HOOPER, STEVE J                    United Kingdom
        HOPKINS, RAY                       Peru
        HORGAN, MAUREEN S                  United States
        HORIGUCHI, NOBUHISA                Japan
        HORTON, BRUCE JOHN                 British
        HOSKING, ANDREW J                  Australia
        HOSKING, DAVID J                   New Zealand
        HOSS, HANS                         Germany
        HOTTA, TETSUYA                     Japan
        HOURIGAN, TIMOTHY J                United States
        HOUSEN, PATRICK R                  United States
        HOWARD, MALCOLM                    United Kingdom
        HOWELL, NICHOLAS F                 United States
        HOYNDORF, KAREN                    Germany
        HRUSOVSKY II, JOHN J               United States
        HUBBELL, JOHN R                    United States
        HUBER, FRIEDRICH                   Austria
        HUFF, F COURTENAY                  United States
        HUFFER, RICHARD THOMAS MCDONALD    United Kingdom
        HUFFMAN, LON J                     United States
        HUGHES, MARK ANDREW                United Kingdom
        HUGHES, BARTON L                   United States
        HUGHES, JOHN BAILEY                United States
        HUGHES, MICHAEL E                  United States
        HUGHES, ANDRE P                    United States
        HUGHES, WILLIAM J                  United States
        HUMBERT, YVES V                    France
        HUMBERT, JOHN L                    United States
        HUNDLEY, STEPHEN T                 United States
        HUNLEY, TERRY E                    United States
        HUNTER, DAVID R                    Australia
        HURLEY, SHELLEY L                  United States
        HURST, STEVEN                      United Kingdom
        HUSSEINI, KHALID                   Czech Republic
        HUTCHESON, JEFFREY D               United States
        HUTCHINS, DWIGHT N                 United States
        HWANG, HANS                        United States



                              (Page 18 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        IDE, GARY S                        United States
        IGARASHI, SHINJI                   Japan
        IIDOI, MOTOKI                      Japan
        IKEGAMI, KOICHI                    Japan
        INAGAKI, MASAHISA                  Japan
        INGOLD, ROGER*                     Brazil
        INGRAM, WAYNE T                    Canada
        ISAJI, MITSUO                      Japan
        ISHIKAWA, TAKASHI                  Japan
        ISO, YUTAKA                        Japan
        ITALIANO, ANGELO                   Italy
        ITO, HIROSHI                       Japan
        IYER, KUMAR K                      India
        JACKOWSKI, MICHAEL A               United States
        JACKSON, JAIME                     Mexico
        JACKSON, MARK D                    United States
        JACKSON, JAMES M                   United States
        JACKSON, ANDREW                    United States
        JACOB, ERIK                        France
        JACOBSEN, HAKON                    Norway
        JAHN, HENDRIK CH                   Germany
        JAIN, SANJAY                       India
        JAMES, STEPHAN A                   United States
        JANMOHAMED, SALEEM                 Canada
        JANNELLI, GIUSEPPE                 Italy
        JAVENS, GLENN M                    United States
        JECMEN, SCOTT JOSEPH               United States
        JELF, OWEN                         United Kingdom
        JELTSCH, MICHAEL                   Germany
        JENK, JUSTIN                       Denmark
        JENKINS, SIMON C                   United Kingdom
        JENKO, GREGORY J                   United States
        JENNINGS, BARRY D                  United States
        JENSEN, EDWARD W                   United States
        JESTIN, CATHERINE                  France
        JETTER, WOLFGANG                   Germany
        JEWITT, RAYMOND HINLEY             United Kingdom
        JOHNSON, ADAM                      United Kingdom
        JOHNSON, OMOBOLA OLUBUSOLA         Nigeria
        JOHNSON, GREGORY                   United Kingdom
        JOHNSON, ROBERT J                  United Kingdom
        JOHNSON, JAMES C                   United States
        JOHNSON, SHAYNE                    United States
        JOHNSON, KEITH F                   United States
        JOHNSON, SUE C                     United States
        JOHNSON, ROBERT L                  United States
        JOHNSON, JAMES W                   United States
        JOHNSON, BRIAN A                   United States
        JOHNSTON, VALERIE L                United States
        JOKINEN, JORMA                     Finland
        JONES, TIM J                       United Kingdom
        JONES, KEVIN R                     United States
        JONES, KENNETH A                   United States
        JORDAN, PETER EDWIN                Australia
        JORDAN, LINDA M                    United States
        JOSHI, DHANANJAY M                 United States
        JOYCE, RICHARD MICHAEL             United States
        JUE, DARRYL W                      United States
        JULIAN, KEVIN K                    United States
        JUNG, ROBERT                       Germany


                              (Page 19 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        JUNKER, MICHAEL                    Germany
        JUNKERMANN, JENS B                 Germany
        JUPP, VIVIENNE*                    Ireland
        JURY, TIMOTHY G                    United States
        JUUL, SAM                          Germany
        KAEHNE, JONATHAN D                 Australia
        KAERNER, HENNING                   Germany
        KALMS, BRIAN GEOFFREY              United Kingdom
        KALTENMARK, JOHN KENNETH           United States
        KAMPE, STEFAN A                    United States
        KANE, TOM C                        United States
        KANNAN, RAGHU                      United States
        KAPLAN, SAUL                       United States
        KAPLER III, A WILLIAM              United States
        KAPLOW, BRIAN ANDREW               United States
        KAPUR, ATUL K                      India
        KAPUR, SHARAD K                    India
        KARASAWA, IKUO                     Japan
        KARLSSON, INGEMAR                  Sweden
        KARREMANS, PETER CA                The Netherlands
        KARREN, JOHN DANIEL                Australia
        KASAMIS, DOUGLAS L                 United States
        KASPER, MARTIN                     Germany
        KATF, RAMEZ J                      Australia
        KATSUYA, NOBUAKI                   Japan
        KAUDERER, STEVEN I                 United States
        KAUFMAN, SERGIO G                  Argentina
        KAVALS, VICTOR P                   Australia
        KAYE, MICHAEL JOHN LEONARD         Australia
        KAZAOKA, MASAHITO                  Japan
        KEANE, PAUL L                      United States
        KEE, JOON-NEUNG                    Korea
        KEITH, DREW B                      United States
        KELLER, KENTON C                   United States
        KELLIHER, MARTY R                  Canada
        KELLY, STEPHEN P                   Australia
        KELLY, WILLIAM F                   United States
        KELLY, CATHARINE J                 United States
        KENDRICK, STEPHEN A                United States
        KENT, NICHOLAS R                   British West Indies
        KERGER, RODNEY J                   Australia
        KERN, MICHAEL D                    United States
        KERR, SEAN M                       United States
        KERRES, MARTIN                     Austria
        KERSCH, APOLONIA                   Australia
        KETELAAR, ROLF                     The Netherlands
        KETT, INGO                         Germany
        KETTNER, NORBERT                   Germany
        KEYES, J PATRICK                   United States
        KHANNA, SUDHINDAR K                India
        KICK, MITCHELL E                   United States
        KIEFER, CARL S                     United States
        KIM, CHUL                          Korea
        KIM, HEE JIP                       Korea
        KINDER, CHRISTOPHER W              United Kingdom
        KINDLEMAN, CRAIG R                 Canada
        KING, LINDSEY                      United Kingdom
        KINLEY, GUY H                      United States


                              (Page 20 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        KINNEY, JOHN P                     Ireland
        KIRBY, HUGH                        United Kingdom
        KIRCHHOF, INA                      Germany
        KIRK, PETER                        United Kingdom
        KIRN, PETER F                      United States
        KISH, JOHN S                       United States
        KISSELS, PETER-PAUL M J            The Netherlands
        KIYOHARA, KOICHI                   United States
        KJELLEVOLD, GEIR T                 Norway
        KLEE, ELIZABETH C                  United States
        KLEIN, MICHAEL                     Germany
        KLEIN WASSINK, BERNHARD J          The Netherlands
        KLOESS, SUSANNE                    Germany
        KNIPP, STEFAN                      Germany
        KNOTT, MICHAEL                     Canada
        KOBAYASHI, YUHEI                   Japan
        KOBAYASHI, MICHAEL K               United States
        KOCH, BENEDIKT J                   Germany
        KOCHMAN, MARTIN                    United Kingdom
        KODAIRA, HIROAKI                   Japan
        KOEHL, DAVID J                     United States
        KOELLER, KIM M                     United States
        KOHLER, THOMAS                     Germany
        KOIVUNEN, PASI                     Finland
        KOIZUMI, YUTAKA                    Japan
        KOKADO, EIICHI                     Japan
        KOMURO, SHIGEHARU                  Japan
        KONKOLA, JUSSI                     Finland
        KORRY, JOHN D                      United States
        KORSSTROM, FRANK EU                Finland
        KOSTIAL, MARGARET A                United States
        KOYAMA, FUMIO                      Japan
        KOZINA, CHRISTOPHER JOHN           United States
        KRAACK, THOMAS ALLEN               United States
        KRACHT, CARSTEN                    Germany
        KRAFT, BERNHARD F                  Germany
        KRAGLUND, JAKOB HOLMEN             Denmark
        KRAHN, RICHARD R                   United States
        KRALL, ALBERT M                    United States
        KRATTEBOL, TOR                     Norway
        KRAUSE, JEFFREY A                  United States
        KRAUSE, MICHELLE L                 United States
        KREICHGAUER, OLAF                  Germany
        KREUZER, ROBERT                    Germany
        KROC, JAROSLAW                     Poland
        KRUEGER, DANIEL P                  United States
        KU, XIAN HONG                      Malaysia
        KUBOKAWA, KAZUSHI                  Japan
        KUHN, RALF                         Germany
        KULT, GABRIELE                     Germany
        KUMAR, AJIT                        India
        KUMRA, NALIN                       United Kingdom
        KUNZWEILER, JOHN T                 United States
        KUPRES, STEVEN M                   United States
        KURI, EUGENIO                      Mexico
        KURIAN, ITTOOP JOHANNES            Germany
        KURVINEN, MATTI                    Finland
        KUSHNIR, KENNETH J                 Canada
        KVAM, KRISTIAN                     Norway
        LAACKMAN, DONALD J                 United States
        LABEN, NANCY J                     United States
        LACEY, KENNETH LEE                 United States
        LACHAPELLE, DANA E                 United States
        LAFFARGUE, ERIC                    France
        LAHYANI, MICHEL                    Algeria
        LAITY, ROBERT K                    United States
        LAJTHA, ADRIAN J                   United Kingdom
        LALEIKE, MARK P                    United States

                             (Page 21 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        LAMMING, THOMAS C                  United States
        LAMONT, JULIE E                    United Kingdom
        LAMONT, STEVEN M                   United States
        LANDIA, ALEXANDER                  Germany
        LANDIS, TED CLARK                  United States
        LANGE, JONATHAN L                  United States
        LANGLINAIS, TONI C                 United States
        LANGST, GERHARD                    Germany
        LAPISSE, JEAN-MICHEL               France
        LAREZ, TOMAS                       Venezuela
        LARSEN, KRISTIAN                   Norway
        LARSON, PAUL M                     United States
        LATH, RUSSELL K                    Australia
        LATHROPE, STEPHEN M MICHAEL        United Kingdom
        LAU, ALEX WAI-LEUNG                Hong Kong
        LAUB, RICHARD                      France
        LAUDANO, KEVIN M                   United States
        LAUDERBACK, DANIEL D               United States
        LAUGHNER, J SCOTT                  United States
        LAURENS, ROBERT L                  United States
        LAURIE, WILLIAM JOHN               Australia
        LAUWERENS, ED                      The Netherlands
        LAVELLE, KATHERINE D               United States
        LAVELLE, MICHAEL T                 United States
        LAWHORN, KENNETH P                 United States
        LAX, ROBERT T                      United States
        LAZZARI, ROBERTO                   Italy
        LE MASSON, BERNARD                 France
        LE MOAL, BRUNO                     France
        LE SAUX, NICHOLAS                  France
        LEBEAULT, VINCENT                  France
        LECCISO, ROBERTO                   Italy
        LEE, STEVEN B                      Australia
        LEE, JAE-HAN                       Korea
        LEE, WON-JOON                      Korea
        LEE, SUK-GEUN                      Korea
        LEE, SZE-WING                      United States
        LEE, JIN K                         United States
        LEE, JOHN A                        United States
        LEEMPUTTE, PATRICK J               United States
        LEESTMA, MARTIN J                  United States
        LEHANE, DYMPHNA                    Ireland
        LEHMAN, ROGER W                    United States
        LEISURE, LAWRENCE B                United States
        LEITCH, SANDRA L                   Canada
        LEJEUNE, XAVIER                    France
        LELINSKI, MARK                     United States
        LEMKE, STEFAN P                    Germany
        LENEHAN, LORI A                    United States
        LENIHAN, WILLIAM F                 United States
        LEOCADIO, ANTONIO C                Portugal
        LEONI, PINO                        Italy
        LEPERE, BERNARD                    France
        LEROUX, JOEL                       France
        LESHER, RICHARD E                  United States
        LEUNG, PATRICK W                   China
        LEVINE, SETH M                     United States
        LEVY, LANCE HAROLD                 South Africa
        LEVY, JACK R                       United States
        LI, ANGEL                          Taiwan
        LI, GONG                           United States
        LIBERATO, MICHELE                  Italy
        LIBONATI, ROBERTO                  Italy
        LICHLYTER, PAUL A                  United States
        LICHTENSTEIN, JOHN E               United States
        LIEBHART, JAMES R                  United States
        LIEDER, HARALD                     Germany
        LIEFTINCK, ADRIAAN H               The Netherlands


                              (Page 22 of 54 Pages)

        --------------------------------------------------------------
                   Item 1                             Item 6
         Names of Reporting Persons                Citizenship
        --------------------------------------------------------------

        LILLIE, MARK T                         United Kingdom
        LIM, ANGELICA                          Malaysia
        LIM, BENG CHOON                        Malaysia
        LIM, JOO BOON                          Singapore
        LIN, ALEX                              US & Taiwan/R.O.C.
        LINDSEY, ROBERT K                      United States
        LINKA, ROBERT M                        United States
        LINN, NORBERT                          Germany
        LIPASTI, ILKKA                         Finland
        LIPCHIN, LEONID                        United States
        LITTLE, BEN T                          United Kingdom
        LIVINGSTON, ERIC ALLEN                 United States
        LOANE, RICHARD KIM                     Australia
        LOBBATO, JOSEPH F                      United States
        LOCHMANN, HANS-DIETER                  Germany
        LOFTUS, AMY T                          United States
        LOFTUS, PAUL D                         United States
        LOMAS, IAN                             United Kingdom
        LONBOIS, ERIC F                        Belgium
        LONDON, DANIEL T                       United States
        LONG, JOHN BR                          United States
        LONGHINI, STEFANO                      Spain
        LOOMIS, ROY S                          United States
        LOOSE, BRAD                            United States
        LOOSER, ULRICH                         Switzerland
        LOPATA, IAIN D                         United Kingdom
        LOPES-ALVES, MANUEL DE CARVALHO        Portugal
        LOPES-DA-COSTA, MANUEL                 Portugal
        LOPEZ, PHILIP A                        United States
        LOPEZ ESPEJO, FRANCISCO JAVIER         Spain
        LORACK, STEPHEN M                      United States
        LORGE, TREVOR L                        South Africa
        LOVELACE, LORI L                       United States
        LOVETT, GEORGE L                       United States
        LUBOWICZ, STEVEN E                     United States
        LUCARINI, MICHAEL A                    United States
        LUCCHESI, ANDREA                       Italy
        LUCCHINI, ANNA CHIARA                  Italy
        LUEHRMANN, HARALD                      Germany
        LUI, BETTY G                           Philippines
        LUKER, JEFFREY P                       United States
        LUKS, HOWARD C                         United States
        LUMB, RICHARD ANDREW                   United Kingdom
        LUNDELLBERG, CHARLOTTA ELSA DESIREE    Sweden
        LUTHER, LANCE A                        United States
        LUUKKONEN, SAMI JUHANI                 Finland
        LYON, NICHOLAS B                       United States
        LYONS, MARK JOHN                       United Kingdom
        MAAS, ARNOUD                           The Netherlands
        MABE, JULIAN A                         United States
        MACARTHUR, DEBORAH                     United States
        MACCHI, MAURO                          Italy
        MACDONALD, DOUGLAS L                   United States
        MACEDO, BERNARDO COSTA                 Portugal
        MACPHERSON, ANDREW J                   Australia
        MAEDA, KENZO                           Japan
        MAES, LUC PIERRE                       Belgium
        MAGGIOROTTI, MICHELE                   Italy
        MAGIMAY, ALWIN KUMAR                   Malaysia
        MAGNUSSEN, TORE                        Norway
        MAGO, JOSEF                            Germany
        MAH, YONG SUN                          Malaysia
        MAHER, KEVIN L                         United States
        MAKANJEE, RAJU                         South Africa
        MAKELA, JUKKA                          Finland
        MALECKI, DENISE D                      United States
        MALIK, ASIF F                          United States


                              (Page 23 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        MALLE, KLAUS                       Austria
        MALM, CARL CHRISTIAN               Norway
        MALMBERG, JUHO ERUUI MAGNUS        Finland
        MAMMOSER, CHRISTOPHER P            United States
        MANG, FRANK THOMAS                 Germany
        MANGIONI, FERRUCCIO                Italy
        MANHES, PASCAL                     France
        MANI, SILVIO M                     Italy
        MANKOFF, STEVEN                    United States
        MANN, DAVID                        Australia
        MANN, THOMAS O                     United States
        MANTAS, CARLOS                     Portugal
        MANTOAN, JOSEPH A                  United States
        MARCELLUS, ADRIAN                  Malaysia
        MARCHETTI, CHRISTIAN               France
        MARCHIARO, MAURO                   Italy
        MARCOPOLI, GIANLUCA A              Italy
        MARDJAN, NITTI L                   The Netherlands
        MARESCA, PAOLO                     Italy
        MARIANI, GIOVANNI                  Italy
        MARIAUD, FABRICE                   France
        MARIE, OLIVIER JEAN                United States
        MARIN, ALESSANDRO                  Italy
        MARIN, ERIC E                      United States
        MARINO, ANTONINO                   Italy
        MARRONE, MICHELE                   Italy
        MARTIN, ROB                        United States
        MARTIN, E RUSSELL                  United States
        MARTIN, ROBERT T                   United States
        MARTINELLI, PIETRO                 Italy
        MARUYAMA, MAKOTO                   Japan
        MARZETTI, PAOLO                    Italy
        MASCARENHAS, RAUL JOSE FONSECA     Portugal
        MASCOLO, LISA M                    United States
        MASELLA, TONY                      Canada
        MASSAT, PATRICE                    France
        MASSIE, SUZETTE L                  United States
        MASUNO, YUICHIRO                   Japan
        MATACONIS, THOMAS R                United States
        MATCHETTE, JOHN B                  United States
        MATELLA, MICHAEL A                 United States
        MATHER, GUY                        United Kingdom
        MATSUOKA, KEIJI                    Japan
        MAY, BRIAN R                       United States
        MAY, MICHAEL J                     United States
        MAYBERRY, TRENT A                  United States
        MAYNE, JON                         United Kingdom
        MAYTEEDOL, LEENA                   Thailand
        MAZZATTA, MARK                     United States
        MC MAHON, LYNN H                   United States
        MCCLENEGHEN, JAMES P               United States
        MCCREADIE, STEPHEN JAY             United States
        MCCULLA, JOHN K                    United States
        MCCULLOCH, ROBERT J                United States
        MCCURLEY, DAVID M                  United States
        MCDADE, JIM                        Canada
        MCDIVITT, KATHLEEN MARY            United States
        MCERLANE, WILLIAM A                Ireland
        MCFARLAND, DAVID GORDON            United Kingdom
        MCGILL, DON                        British West Indies
        MCGINN, MICHAEL A                  United Kingdom
        MCGOWAN, PAUL E                    Ireland
        MCGOWAN, JEFF R                    United States


                              (Page 24 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        MCGRATH, CHRISTOPHER J             United States
        MCGRATH, CHARLES ALEXANDER         United States
        MCGRATH, MICHAEL G                 United States
        MCGREGOR, NEIL M                   Australia
        MCHUGH, JOHN T                     United States
        MCKAY, SCOTT R                     United States
        MCLAUGHLIN, MEG T                  United States
        MCMEEKIN, DERMOT JAMES             United Kingdom
        MCMINN, STEPHEN L                  United States
        MCNAMARA, MALCOLM A                United States
        MCNEILL, LACHLAN P                 Australia
        MCNULTY, MARK G                    United States
        MCPHERSON, ROBERT B                United States
        MCQUOID, JONATHAN PATRICK          United Kingdom
        MEARSE, WILLIAM E                  United States
        MEDFORTH, TIMOTHY                  United Kingdom
        MEHALLICK, JEFFREY G               United States
        MEHTA, MANISH J                    United States
        MELNBARDIS, DENNIS IVARS           Canada
        MELNICOFF, RICHARD M               United States
        MENDONCA, LOURENCO                 Brazil
        MENDOZA, ANDREW                    United Kingdom
        MENNER, S KURT                     United States
        MENNESSON, THIERRY                 France
        MENTUCCIA, LUCA                    Italy
        MERCIER-JAMES, LAURENT             France
        MERLO, JAIR F A                    Brazil
        MERRIHUE, JEFFREY                  United States
        MERRILL, CHRIS M                   United States
        MESOY, TOR                         Norway
        METCALFE, TONY                     United Kingdom
        METHODIOS, YANNIS                  United States
        MEYER, THOMAS D                    Switzerland
        MEYER, CAROL E                     United States
        MIGUEL LUNO, VALENTIN ANDRES DE    Spain
        MIHALIAK, CHARLES E                United States
        MIKURAK, MICHAEL G                 United States
        MILANTA, MASSIMO                   Italy
        MILLER, NATASHA ELIZABETH JANE     United Kingdom
        MILLER, JAMES N                    United States
        MILLER, RICHARD E                  United States
        MILLER, MYKE L                     United States
        MILLER, GEORGE A                   United States
        MILLER, KURT H                     United States
        MILLER, JEFFREY                    United States
        MILLER, BRIAN M                    United States
        MILLER, WILLIAM J                  United States
        MILLER JR, SAMUEL W                United States
        MILLIGAN, ANDREW                   United Kingdom
        MILLS, STEPHEN ANTHONY             United Kingdom
        MILNER-BROWN, IAN DAVID            United Kingdom
        MILWARD, ALEXANDER WILLIAM         United Kingdom
        MINER, KELLY B                     United States
        MIRET, RAIMON                      Spain
        MIRO, AGUSTI X                     United States
        MISAWA, KAZUFUMI                   Japan
        MISKUF, LUBOS                      Czech Republic
        MITANI, KOJI                       Japan
        MITCHELL, CLARENCE                 United States
        MITCHELL, JAMES E                  United States
        MITCHELL, JAMES D                  United States
        MITCHELL, KENNETH                  United States
        MITSUI, SEIICHI                    Japan


                              (Page 25 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        MIYASHITA, KUNIYUKI                Japan
        MODRUSON, FRANK B                  United States
        MOE, STEIN ERIK                    Norway
        MOGENSEN, PETER STEEN              Denmark
        MOHNHAUPT, MICHAEL                 Germany
        MOHR, JAMES C                      United States
        MOLDAUER, THOMAS WELD              United States
        MOLINEUX JR, FREDERICK             United States
        MOLLENKAMP, STEVE                  United States
        MONACO, MASSIMILIANO               Italy
        MONESI, PAOLO                      Italy
        MONNERAT, BEAT R                   Switzerland
        MONTALBANO, ALFREDO                Italy
        MOODY, PERRY S                     United States
        MOOMAU, STEVEN K                   United States
        MOONEY, NOEL C                     Ireland
        MOORE, LEE TONY                    United Kingdom
        MOORE, PETER JOHN                  United Kingdom
        MOORE, TERRY L                     United States
        MOORE, R ALAN                      United States
        MOORS, JAMIE R                     Australia
        MORAN, BRIAN J                     United States
        MORANDI, ROBERTA                   Italy
        MORCHIO, MARCO                     Italy
        MORELLE, QUENTIN                   Belgium
        MORGAN, GUY V                      United Kingdom
        MORGANTI, GIANLUIGI                Italy
        MORI, MASAKATSU                    Japan
        MORISON, MICHAEL M                 United States
        MORRIS, WILLIAM F                  Canada
        MORRIS, WILLIAM H                  United Kingdom
        MORRIS, GAEL COMRIE                United Kingdom
        MORRIS, JOHN C                     United States
        MORRIS, LEONARD A                  United States
        MOSETICK, MATTHEW                  United States
        MOSKOVITZ, DAVID I                 United States
        MOTOI, CHIE                        Japan
        MOTTERSHEAD, KARYN J               Australia
        MOUCHOUS, ERIC R                   France
        MOUFLE, JEAN-FRANCOIS F            France
        MOUILLE, CHRISTOPHE                France
        MOULIN, JEAN PAUL                  France
        MOWAT, DAVID JOHN                  United Kingdom
        MUCK, RANDALL F                    United States
        MUELLER, JOSEF C                   United States
        MUELLER, MONTY F                   United States
        MUELLER, KEITH H                   United States
        MUIR, DAVID G                      United States
        MULANI, NARENDRA P                 United States
        MULLAHY, DENNIS A                  United States
        MULLER, DONOVAN HERBERT            South Africa
        MULLER, LAURA D                    United States
        MULLIN, DANIEL S                   United States
        MULVAD, HENRIK R                   Denmark
        MUNCHEBERG, HANS-JOACHIM           Germany
        MUNIZ, CESAR                       Mexico
        MUNK, RONALD*                      Brazil
        MURAOKA, NOBUHIKO                  Japan
        MURASHIMA, KATSUYA                 Japan
        MURAYAMA, TOHRU                    Japan
        MURFET, TIM                        British West Indies



                              (Page 26 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        MURRAY, ALISTAIR                   United Kingdom
        MUSKAT, DAVID S                    United States
        MUSMECI, FABRIZIO                  Italy
        MUSSO, SILVIO                      Italy
        MYERS, SCOTT D                     United States
        NADJAR, JOEL                       France
        NAEF, RALF                         Switzerland
        NAESS, JUST ERIK                   Norway
        NAGAYAMA, TATSUYA                  Japan
        NAIR, RAMESH B                     Malaysia
        NAIR, REMASH KUMAR                 Singapore
        NAISH, ANDY                        United Kingdom
        NAKAMURA, YUJI                     Japan
        NAKASHIMA, YASUO                   Japan
        NANTERME, PIERRE                   France
        NAOURI, GERARD                     France
        NARCOMEY, KEVIN O                  United States
        NARGOLWALLA, TANYA                 Canada
        NASET, MICHAEL R                   United States
        NASH, RUSS                         United States
        NASHAWATY, KEITH C                 United States
        NASS, DAVID T                      United States
        NATALE, ETTORE                     Italy
        NATALI, FABRIZIO                   Italy
        NAUGLE, CHRISTINA L                United States
        NEEDLEMAN, MICHAEL PAUL            United Kingdom
        NEIDLEIN, AXEL                     Germany
        NEIGER, THOMAS H                   United States
        NEMETH, TAMAS                      Hungary
        NEWALL, MARK R                     United Kingdom
        NEWMAN, ROBERT K                   United States
        NEWTON, KEITH G                    Australia
        NGUYEN, LINH C                     Uruguay
        NHLAPO, MANDLA BIKWA               South Africa
        NIBOUREL, CHRISTIAN                France
        NICHOLS, DAVID L                   United States
        NICHOLS, JOHN K                    United States
        NICHOLS, W ANTHONY                 United States
        NIEDERWESTBERG, BERNWARD           Germany
        NIETO, CLAUDIA                     Argentina/Spain
        NISHIKADO, HIROKAZU                Japan
        NISHIMURA, YUJI                    Japan
        NISHIMURA, HIROYUKI                Japan
        NITZ, JOYCE A                      United States
        NIVEN, RICHARD ROY SYMES           Zimbabwe
        NOGUEIRA, PETRONIO G*              Brazil
        NOLAN, THOMAS F                    United States
        NOLLMANN, WALTER G                 United States
        NOLTE, MICHAEL                     Germany
        NONINO, PIERO                      Italy
        NORRIS, A JOE                      United States
        NORTH, PAUL                        British
        NORTHCUTT, ROBERT LEWIS            United States
        NOTLEY, IAN MATTHEW                British
        NOVAK, EDWARD T                    United States
        NUEZ CAMPOS, FRANCISCO JOSE        Spain
        NUKUI, SEIICHIRO                   Japan
        NUNES, LUIS RAFAEL LEITE           Portugal
        OAKES, MARK                        United Kingdom
        OAKLEY, MATT                       United Kingdom
        OATES, JEREMY                      British West Indies
        OBLAK, THOMAS O                    United States
        O'BOYLE, PATRICK T                 United States
        O'BRIEN, CALVIN A                  Australia/United Kingdom
        O'BRIEN, DAVID                     United Kingdom
        O'BRIEN, JOHN M                    United Kingdom
        O'BRIEN, PATRICIA B                United States
        O'BYRNE, JAMES F                   Ireland
        O'CONNELL, GEOFFREY                United States


                              (Page 27 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        O'CONNELL, BRIAN ANTHONY           United States
        O'CONNOR, BRUCE L                  United States
        O'CONNOR, JOHN L                   United States
        O'DEA, FRANK J                     Ireland
        OESTERMAN, PER UNO                 Sweden
        OGILVY, NORMAN                     United Kingdom
        O'HALLORAN, JOHN PATRICK           United States
        OHUE, FUMIO                        Japan
        OHZONO, HIROAKI                    Japan
        O'KEEFE, ROBERT F                  United States
        OLLAGNIER, JEAN-MARC E             France
        OLMOS LOPEZ, PEDRO                 Spain
        O'MAHONY, ROSEMARY M               Ireland
        OOTAM, AZAD                        United Kingdom
        O'REILLY, KATHLEEN T               United States
        O'RIORDAN, ANNE                    Ireland
        ORLOWICZ, MICHAEL L                United States
        ORMAN, MICHAEL J                   United States
        ORR, STUART A H                    United Kingdom
        OSATO, RENATO                      Brazil
        OSEGOWITSCH, MARCUS                Austria
        OSOSAMI, BODE ADESOGA              Nigeria
        O'SULLIVAN, OONAGH                 Ireland
        OTLEY, PHILIP                      Australia
        OUELLETTE, ROBERT                  Canada
        OUZIEL, SYLVIE                     France
        OUZOUNIAN, STEVEN S                United States
        OVERAAS, NILS                      Norway
        OYAMA, STANLEY M                   United States
        OZDEMIR, CENK O                    Turkey
        PACKARD, STEPHEN MICHAEL           United States
        PADMORE, ELIZABETH J               United Kingdom
        PAGE, STEPHEN DOWLAND              Australia/United Kingdom
        PAGE, DUNCAN BRIAN                 United Kingdom
        PAGELLA, MASSIMO                   Italy
        PAHLMAN, ANDREW R                  Sweden
        PAIN, MICHAEL G                    Australia
        PALING, MARK                       United States
        PALLASAHO, JARKKO                  Finland
        PALMELA, JORGE                     Portugal
        PALMER, DAWN ELIZABETH             United States
        PALMER, JERRY L                    United States
        PALMER, ROBERT O                   United States
        PALMER, MICHAEL E                  United States
        PANIAGUA, PURIFICACION             Spain
        PARKE, SHEP                        United States
        PARRY, THOMAS N                    United States
        PARSELL, CRAIG W                   Australia
        PATEL, ASEET A                     Australia/United Kingdom
        PATEL, PIYUSH M                    United Kingdom
        PATO RODRIGUEZ, ABELARDO           Spain
        PATRICK, RICH                      United States
        PATTON, ERIC W                     United States
        PAUL, SAM A                        United States
        PEACHER, TIMOTHY A                 United States
        PEARCE, DAVE MALCOLM               South Africa/United
                                           Kingdom
        PEARSON, MARK H                    United Kingdom
        PEARSON, SUSAN R                   United States
        PEDEN, ALISON                      British
        PEDRANZINI, CARLOS*                Brazil
        PENNINGTON, HOWARD                 United States
        PEPPING, DAVID W                   United States
        PERCY, JOHN EDWARD                 United Kingdom


                              (Page 28 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        PEREIRA, LUIS SANT'ANA             Portugal
        PEREZ GASCA, GONZALO               Spain
        PERONI, MARCO                      Italy
        PERRONE, FABRIZIO                  Italy
        PERRY, WILLIAM D                   United States
        PERSIAN, KATHLEEN B                United States
        PETCHON, STEVEN B                  United States
        PETERSEN, DAVID T                  United States
        PETERSON, ANNETTE N                United States
        PETROPULOS, ANASTASIA              United States
        PETTY, DARRELL L                   United States
        PEZZINGA, ANTONIO                  Italy
        PFAFFHAUSEN, HENNING               Germany
        PFEIFER, ANDREAS MICHAEL           Germany
        PFEIFER, MICHELLE B                United States
        PFEIFFER, WALTER                   Germany
        PFITZNER, KAI                      Germany
        PHALIN, GREGORY THOMAS             United States
        PHANORD, EDWIN M                   Haiti
        PHILLIPS, MARK D                   United Kingdom
        PHILLIPS, JUDITH A                 United States
        PHILLIPS, RICHARD E                United States
        PHILLIPS, JOSEPH P                 United States
        PIAN, MASSIMILIANO                 Italy
        PIEPER, PAUL J                     United States
        PIERAGOSTINI, GIORGIO              Italy
        PIERRON, JEAN-MARIE                France
        PIISPANEN, ELINA INKERI            Finland
        PIKE, THOMAS H                     United States
        PILI, AUDIE T                      Philippines
        PILLINGER, WILLY                   Switzerland
        PINEAU, THIERRY                    France
        PINHEIRO, GUILHERME J              Brazil
        PINKL, JUERGEN                     Germany
        PINT, KEVIN J                      United States
        PIRACCINI, ROBERTO                 Italy
        PISCIOTTA, V CHARLES               United States
        PITSTICK, GREGORY J                United States
        PITT, ROBERT CHARLES               United Kingdom
        PIYARALI, ALI                      United States
        PLAZA, ADAN                        Spain
        PLESKO, DAVID E                    United States
        PLISKA, TROY R                     United States
        PODREBARAC, MATTHEW J              United States
        POGGENPOHL, TERESA L               United States
        POINDEXTER, JOHN W                 United States
        POISSON, JOHN P                    United States
        POITOU, JEAN-LAURENT               France
        POLISHOOK, DEBRA A                 United States
        POLITOSKI, JAMES                   United States
        POLITTE, CHRIS E                   United States
        POLLAN, THOMAS D                   United States
        POLLARI, KEVIN A                   United States
        POLSON, VERDELE C                  Canada
        POOL, EDWARD F                     United States
        POPE, DAVID L                      United States
        POPE, MICHAEL G                    United States
        POPPLETON, ANDREW DAVID            United Kingdom
        PORDELANNE, SANTIAGO ROBERTO       Argentina
        PORETTA, ACHILLE                   Italy
        PORGES, MICHAEL A                  United States
        PORTER, SIMON ROSS                 Australia
        PORTER, JAMES                      Ireland
        PORTER, CHARLES H                  United States
        POTOCKI, MARK E                    United States
        POTTS, PARRISH K                   United States
        POUNDS, BLAKE A                    United States
        POUYFAUCON, PIERRE                 France


                              (Page 29 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        POWELL, ALEX ANTHONY GEORGE        United Kingdom
        PRAMER, DAVID M                    United States
        PRCHAL, THOMAS P                   United States
        PREISS, FRIEDRICH J                Germany
        PRESUTTI, DANIELE                  Italy
        PRETT, PENELOPE G                  United States
        PRICE, RODERICK C                  United States
        PRIMAVERA, PAUL E                  United States
        PRINCE, BARRY                      British West Indies
        PRITCHARD, SARAH GILLIAN           United Kingdom
        PRONELLO, PIERO                    Italy
        PROVERBIO, ALBERTO                 Italy
        PROVERBIO, MASSIMO                 Italy
        PRZEWLOKA, ANDREAS                 Germany
        PUECHBROUSSOU, PATRICK             France
        PUOPOLO, SCOTT A                   United States
        PURKS, ROBERT                      United States
        PUSEY, GARY STEPHEN                United Kingdom
        PYLKKO, JUHA J                     Finland
        QUILLIGAN, AIDAN                   Ireland
        QUINONES, DAVID B                  United States
        QUIRING, KEVIN N                   United States
        RACIOPPO, STEPHEN G                United States
        RADVANY, DAVID E                   United States
        RAFFEINER, THOMAS                  Austria
        RAGHAVAN, SADEESH                  Malaysia
        RAGONESE, JOSEPH J                 United States
        RAILEY, CHERYL C                   United States
        RAIMONDO, PAOLO                    Italy
        RAINEY, MICHAEL A                  United States
        RAJPUT, RAJIV                      Canada
        RAMAN, ANANTHA K                   India
        RAMBICUR, JEAN-FRANCOIS            France
        RAMIREZ FUENTES, MARIA ANGELES     Spain
        RAMOS, ANTONIO CARLOS M            Brazil
        RAMSAY, JACK                       United Kingdom
        RAMSEY, STEVEN S                   United States
        RAMSEY, L CRAIG                    United States
        RAMSTAD, ARNE H                    Norway
        RANALDI, GIANCARLO                 Italy
        RAO, PRAKASH A                     India
        RAPPEPORT, D MICHAEL               United States
        RASMUSSEN, ERIC CARL               United States
        RATAJ, TOBIAS                      Czech Republic
        RAUEN IV, PHILIP J                 United States
        RAUTENBERG, JUSTIN                 Germany
        RAWAL, DHIREN                      United Kingdom
        RAY, JOHN R                        United States
        RAY, MATTHEW V                     United States
        RAYET, JAZZ                        United Kingdom
        RAYNES, GREGORY S                  United States
        RE, MANUELA                        Italy
        REA, CRAIG                         United Kingdom
        REBITZER, ROBERT S                 United States
        RECKER, BERND                      Germany
        REDDING, MICHAEL J                 United States
        REDONDO, INIGO                     Spain
        REEDY, KEVIN P                     United States
        REGAN, DAVID M                     Ireland
        REHM, MICHAEL                      Germany
        REID, DAVID                        United Kingdom
        REID, PHILIPPA*                    United Kingdom
        REIL, WERNER                       Germany
        REIMERS, HOLGER                    Germany
        RELF, JEFFREY TODD                 United States
        REMARK, HANS-PETER                 Germany
        REMPE, DENISE A                    United States
        RENE, RICK H                       United States


                              (Page 30 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        RENNEKAMP, FRANK                   Germany
        RENNIE, GAVIN HENRY                United Kingdom
        RESSLER, DANIEL W                  United States
        RETTIE, C ANN                      United States
        REVARE, SCOTT S                    United States
        REY, DAVID A                       United States
        REYNOLDS, JOHN J                   United States
        RHEINBERGER, BERNHARD              Germany
        RIAZ, UMAR                         United States
        RIBEIRO, PEDRO M                   Portugal
        RIBEIRO, FRANCISCO JOSE V*         Brazil
        RICCI, LEONARDO                    Italy
        RICE, JOHN D                       United States
        RICH, DAVID B                      United States
        RICHARDS, DAVID T                  United Kingdom
        RICHARDS, DONALD J                 United States
        RICHARDSON, PAUL                   United Kingdom
        RICHMAN, SETH W D                  United States
        RICHMOND, BRUCE S                  United States
        RIDEN, VICTOR BEECH                United States
        RIDER, GILLIAN A                   United Kingdom
        RIEDEL, JEFFREY MARDEN             United States
        RIEMENSPERGER, FRANK               Germany
        RIGG, CHRISTOPHER S                United States
        RIGGERT, THOMAS                    Germany
        RILEY, MICHAEL M                   Australia
        RINDAL, CATO W                     Norway
        RINGO, TIMOTHY A                   United States
        RIPPERT, DONALD J                  United States
        RITCHIE, ROBERT MACKELLAR          Brazil/United Kingdom
        RIVAS PEREZ, ANTONIO               Spain
        RIXHON, PHILIPPE                   Belgium
        RIZZOTTI, GIOVANNI                 Italy
        ROALD, EIVIND                      Norway
        ROATCH, STEPHEN S                  United States
        ROBBE, ALAIN L                     France
        ROBBINS, JAMES ALTON               United States
        ROBBINS, RICK                      United States
        ROBERTS, NEVILLE                   United Kingdom
        ROBERTS, GREGORY C                 United States
        ROBERTS, DAVID A                   United States
        ROBERTS, DAVID T                   United States
        ROBERTS, BETH KARIN                United States
        ROBERTSON, JON                     United Kingdom
        ROBERTSON, MARK                    United Kingdom
        ROBINSON, DEAN C                   Australia
        ROBINSON, MARCUS D                 United Kingdom
        ROBINSON, TIMOTHY                  United Kingdom
        ROBY, ANTHONY                      United Kingdom
        RODA, FAUSTO                       Italy
        RODDY, JOHN R                      United States
        RODE, MARK A                       United States
        RODRI, BUFFIE D                    United States
        ROESSL, DAVID J                    United States
        ROGALSKI, MICHAEL J                United States
        ROGERS, JOHN G                     United States
        ROHLEDER, STEPHEN J                United States
        ROLLINS, JOHN D                    United States
        ROMANIN JACUR, ROBERTO             Italy
        ROMANOW, JOHN M                    United States
        RON, DAVID ZVI                     United States
        RONCHETTI, BRUNO                   Italy
        ROSATI, STEVEN A                   United States
        ROSE, SCOTT M                      United States
        ROSS, DAVID A                      United States
        ROSSI, ALESSANDRO                  Italy
        ROSSI, DAVID A                     United States
        ROSSI, HENRY T                     United States
        ROTONDO, MARCO                     Italy
        ROULS, DAVID M                     United States
        ROUSSEAU II, EARL P                United States
        ROUSSEL, CHARLES J                 United States
        ROVINSKI, FRANCIS J                United States
        ROWE, JEREMY PAUL                  United Kingdom


                              (Page 31 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        ROWLAND, DAVID P                   United States
        ROWLANDS, DAVID                    United Kingdom
        ROWLANDS, MARK GRAHAM              United Kingdom
        ROWLEY, MICHAEL L                  United States
        RUBIN, CARL                        United States
        RUCHON, PATRICE                    France
        RUDIN, MICHAEL D                   United States
        RUNDSHAGEN, MICHAEL                Germany
        RUNYON, C HOLLY                    United States
        RUPP, CHRISTOPHER                  United Kingdom
        RUSINKO, MICHAEL J                 United States
        RUSSELL, JEFFREY S                 Canada/Australia
        RUSSELL, R PAUL                    United Kingdom
        RUSSELL, MICHAEL J                 United States
        RUST, CARLOS E                     Brazil
        RUTH, SVERRE                       Norway
        RUTHERFORD, KATE                   United Kingdom
        RUTIGLIANO, ELIZABETH L            United States
        RUTLEDGE, CHRISTOPHER R            United States
        RYAN, SHANE B                      Australia
        RYAN, MARK J                       Ireland
        RYAN, RICHARD A                    United States
        SA COUTO, LUIS JOSE                Brazil/Portugal
        SABA, BRYAN RICHARD                United States
        SABATAKAKIS, KYRIACOS              Greece
        SACHMANN, CARSTEN                  Denmark
        SADLER, ANDRES E                   Argentina
        SAKA, YASUSHI                      Japan
        SAKAGUCHI, JEFFREY B               United States
        SALERA, MARCO                      Italy
        SALGADO-SARRIA, GRACIELA           Argentina
        SALOUK, MARCUS                     Australia
        SALUJA, SUSHIL                     United Kingdom
        SAMARA, HERON A                    Brazil
        SAMPATHKUMAR, SUDARSHAN            India
        SAMPLE, KATHERINE J                United Kingdom
        SAMUELIAN, MARK G                  United States
        SANCHEZ HERNANDEZ, MARIA ARA NZAZU Spain
        SANDBAEK, LIV GURI                 Norway
        SANDBERG, TONJE                    Norway
        SANDERS, KATHRYN ANN               United States
        SANDS, RICHARD J*                  United Kingdom
        SANPRASERT, ARAK                   Thailand
        SANTOS, JOAO C                     Portugal
        SANTOS, PAULO                      Portugal
        SANZ JIMENEZ, MARIA JOSE           Spain
        SARGENT, SCOTT RICHARD             United States
        SATO, TSUYOSHI                     Japan
        SAUGEN, DOUGLAS W                  United States
        SAUTER, MICHAEL                    Austria
        SAYDAH, PAUL FERRIS                United States
        SAYLOR, JOHN V C                   United States
        SCALET, KENNETH                    United States
        SCARCELLA, MARIA                   Italy
        SCHACHTEL, WAYNE J                 Canada
        SCHAEFFER, ERIC                    France
        SCHAFFNER, WILLIAM A               United States
        SCHARF, PETER                      Austria
        SCHEIER, ROBERT H                  United States
        SCHELZEL, DIETER H                 Germany
        SCHERER, GUIDO                     Switzerland
        SCHETTINO-DE-MATTOS, JOSE*
        ROBERTO                            Brazil
        SCHEUER, RICARDO                   Argentina
        SCHLEGEL, DANIEL A                 Switzerland
        SCHLEUTER, HUBERTUS                Germany
        SCHMIDT, ELISABETH S               United States
        SCHMIDT, JOHN H                    United States


                              (Page 32 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        SCHNEIDER, STEFAN                  Germany
        SCHNEIDER, INGRID                  Germany
        SCHNEIDER, PATRICK O               United States
        SCHOLTISSEK, STEPHAN               Germany
        SCHOTTE, JAN L                     Belgium
        SCHRIMSHER, DENISE M               United States
        SCHROEDER, ANDREAS                 Germany
        SCHROEDER, RIKARD                  Sweden
        SCHUERBUESCHER, DIRK               Germany
        SCHULER, ANDREAS HERMANN           Germany
        SCHULER, MARK A                    United States
        SCHULTZ, JOSEPH M                  United States
        SCHULZ, MICHAEL X                  Germany
        SCHULZ, ROLF                       Germany
        SCHUMACHER, TORSTEN                Germany
        SCHUSTER, PABLO D                  Argentina
        SCHUURING, MARC                    The Netherlands
        SCHWARZBACH, STEPHEN T             United States
        SCHWENGER, THOMAS D                United States
        SCHWORER, MICHAEL                  Germany
        SCIMO, MICHAEL D                   United States
        SCOLINI, ANTHONY J                 United States
        SCOTT, CHERYL ANNE                 Canada
        SCOTT, CHARLENE A                  South Africa
        SCOTTEN, MIKE A                    Canada
        SCOZZAFAVA, ADRIANA                Spain
        SCRIVNER, DOUGLAS G                United States
        SEAH, CHIN SIONG                   Singapore
        SEDGASS, DANA H                    United States
        SEDGWICK, D GLENN                  Australia
        SEGUIN, PIERRE-LOUIS               France
        SEIBEL, DAVID E                    Canada
        SEIKEL, M ANDREW                   United States
        SEKIDO, RYOJI                      Japan
        SELDEN, ANGELA K                   United States
        SELL, STEPHEN M                    United States
        SELL, ROBERT ELLIOTT               United States
        SELLERS, DOUGLAS W                 United States
        SELMER, CHRISTIAN                  Norway
        SEMMER, JOHN F                     United States
        SENBA, TAKAYASU                    Japan
        SENGSTAKE, POLLIE                  United States
        SEPPALA, ARI T                     Finland
        SEPPLE, JOHN S                     United States
        SERAPHIM, RALPH PETER              Germany
        SERVANT, JEAN-MICHEL MICHEL        France
        SERVE, JEAN-MARC E                 France
        SHACHOY, N JAMES                   United States
        SHANE, STEVEN R                    United States
        SHATTO, DAVID P                    United States
        SHAW JR, GEORGE P                  United States
        SHEIBLEY, PHILIP B                 United States
        SHELDON, GRANT S                   Australia
        SHERMAN, LEONARD                   United States
        SHIELDS, FRANCIS X                 United States
        SHIMODOI, TAKASHI                  Japan
        SHIMOTA, MICHAEL T                 United States
        SHINBO, HIROSHI                    Japan
        SHINE, SEAN                        Ireland
        SHOLD, DEAN K                      United States
        SHORE, CLIVE LINTORN               United Kingdom


                              (Page 33 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        SHOUP, CHRISTOPHER A               United States
        SIBER, RICHARD S                   United States
        SICKLES, TODD A                    United States
        SIDARTO, JULIANTO                  Indonesia
        SIEBER, GLENN A                    United States
        SIEGEL, GARY LAURENCE              United States
        SIFAOUI, RIADH                     Tunisia
        SIKORA, JAMES J                    United States
        SILBERT, KENNETH S                 United States
        SILEN, MARKKU T                    Finland
        SILVA, AFONSO                      Portugal
        SILVERSTONE, YAARIT ANNETTE        South Africa
        SIMMONDS, ANDREW J                 United Kingdom
        SIMOES, VASCO*                     Brazil
        SIMOES, RUI RIO                    Portugal
        SIMON, RICHARD E                   United States
        SIMONEAU, THOMAS M                 United States
        SIMONITSCH, JANET M                United States
        SIMONS, CATHERINE M                Canada
        SIMONS, JANET A                    United States
        SIMPSON, PETER                     United Kingdom
        SIMPSON, DAVID CHARLES             United Kingdom
        SINENSKY, ARTHUR                   United States
        SINGLETON, TODD W                  United States
        SINNER, ANDREA P                   United States
        SIRIANUKUL, RAVI                   Thailand
        SITEK, WITOLD                      Norway
        SIVO, MICHAEL J                    United States
        SKAN, JULIAN                       United Kingdom
        SKELLY, THOMAS J                   United States
        SKIBA, THOMAS M                    United States
        SKINNER, STEVEN G                  United States
        SKIRROW, FRASER                    Canada/United Kingdom
        SKLARIN, RICHARD L                 United States
        SKODNY, PETER                      Slovakia
        SKOV, OLE                          Denmark
        SLATTERY, IAN DANIEL               Ireland
        SMART, JILL B                      United States
        SMERTNIG, ROLAND                   Austria
        SMIT, JAN-COEN                     The Netherlands
        SMITH, P DEAN                      Australia
        SMITH, NIGEL                       United Kingdom
        SMITH, IAIN S                      United Kingdom
        SMITH, WILLIAM S                   United States
        SMITH, EDWARD D                    United States
        SMITH, T BAKER                     United States
        SMITH, RICHARD R                   United States
        SMITH, DAVID A                     United States
        SMITH, JEFFREY R                   United States
        SMITH, GUS E                       United States
        SMITH III, GEORGE GRAHAM           United States
        SMYTH, RUSSELL ROBERT              Australia
        SMYTH-OSBOURNE, ROBIN D            United Kingdom
        SNEDDEN, DOUG                      Australia
        SNOPKOWSKI, JOHN J                 United States
        SNYDER, STEPHEN C                  United States
        SOBON, WAYNE P                     United States
        SOCHER, LARRY M                    United States



                              (Page 34 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        SOFTY, SCOTT W                     United States
        SOKOL, JULIE A                     United States
        SOLES, JOHN H                      Canada
        SOLOMON, JON DAVID                 United States
        SOLOMON, LAWRENCE F                United States
        SOLOMON, STUART L                  United States
        SOMPPI, PEKKA                      Finland
        SOOBIAH, SHAM                      South Africa
        SOUSA, CLAUDIO*                    Brazil
        SOVELL, DAVID J                    United States
        SOVEREIGN, CHRISTINE T             United States
        SPANN, THOMAS K                    United States
        SPARKES, JULIAN A                  United Kingdom
        SPARKS, M SCOTT                    United States
        SPAZIANI TESTA, MARCO              Italy
        SPELMAN, MARK GERALD               United Kingdom
        SPENCE, ALLAN PAUL                 United Kingdom
        SPENCER, MICHAEL J                 British West Indies
        SPINELLI, FRANCISCO                Italy
        SPROWS, DAVID G                    United States
        SPURR, THOMAS H                    United States
        SQUIRE, DAVID                      United Kingdom
        ST JAMES, PATRICK J                Canada
        STALEY, TIMOTHY JOHN               Australia
        STAMMEIER, REINHOLD                Germany
        STANDRIDGE, DAVID J                United States
        STANGE, ERIC SIEGFRIED             United States
        STANLEY, CRAIG M                   United States
        STARR, CHARLES E                   United States
        STARRS, ANDREW                     British West Indies
        STATON, JOHN T                     United States
        STAYIN, GREGORY S                  United States
        STEELBERG, DEREK A                 United States
        STEFANCHIK, JOHN M                 United States
        STEINER, MORTEN B                  Denmark
        STEINITZ, EYAL                     Denmark
        STEINMAN, DAN P                    United States
        STENGEL, ANDREW B                  United States
        STEPHENSON, GRANT R                Australia
        STERN, HAROLD A                    United States
        STERN, JOEL A                      United States
        STERNBERG, MARCELO DANIEL          Argentina
        STEWART, RONALD EDWIN              United States
        STILERMAN, DAVID E                 Argentina
        STOCKER, JEFFREY A                 United States
        STOKE, MARK P                      New Zealand/United
                                           Kingdom
        STOLAR, GLENN A                    United States
        STOLARSKI, JAMES R                 United States
        STOLL, MANFRED                     Germany
        STOLL, KEN B                       United States
        STOPS, WENDY M                     Australia
        STORM, GREGORY L                   United States
        STOUT, JEFFREY H                   United States
        STRANGE, BRIAN G                   Australia
        STRAUSS, WILLEM                    South Africa
        STRAUSS, TERRI E                   United States
        STROMSO, PER ERIK                  Norway
        STRUNTZ, JR, JAMES P               United States


                              (Page 35 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        STYVE, MICHAEL B                   United States
        SUALDEA MARTIN, JESUS MANUEL       Spain
        SUH, ROBERT                        United States
        SULAIMAN, ADEDOTUN                 Nigeria
        SULLIVAN, ANDREW J                 United States
        SULLIVAN, MICHAEL P                United States
        SUNDEAN, JOHN A                    United States
        SUNDERMAN, SHERYL K                United States
        SUPRON, GREGORY J                  United States
        SURROCA MARTIN, ALFREDO PABLO      Spain
        SUTCLIFF, MICHAEL R                United States
        SVENSSON, BENTE                    Norway
        SWALLOW, PHILIP WALTER             United Kingdom
        SWANBACK, MICHELLE R               United States
        SWEENEY, MICHAEL S                 United States
        SWEENEY, GREGG M                   United States
        SWITEK III, MICHAEL JOHN           United States
        SYLVESTER, PAUL JOSEPH             United States
        TAKEDA, TOMOKAZU                   Japan
        TAKEDA, YASUMASA                   Japan
        TAKUMA, NOBUYOSHI                  Japan
        TAMIETTI, MARCELLO                 Italy
        TAMMINGA, PHILIP J                 United States
        TAPP, ROBIN                        United Kingdom
        TARRES, ESTHER                     Spain
        TATE, KELLY F                      United States
        TATUM, GREGORY L                   United States
        TAVARES, JOAO PEDRO                Portugal
        TAVARES, JOAO ANTONIO              Portugal
        TAYLOE, KEITH E                    United States
        TAYLOR, STUART W                   United Kingdom
        TAYLOR, J GUY                      United Kingdom
        TAYLOR, RICHARD JOHN               United Kingdom
        TAYLOR, VINCENT                    United States
        TAYLOR, ROXANNE                    United States
        TAYLOR, STANTON J                  United States
        TEGLIA, DEAN J                     United States
        TEMPLIN, MICHAEL R                 United States
        TEO, LAY LIM                       Singapore
        TERADA, YOSHIMASA                  Japan
        TERENZONI, ENRICO                  Italy
        TEROL, PHILIPPE                    France
        TERRY, THOMAS F                    United States
        TERZIOGLU, ATILLA                  United States
        TETLEY, ALLAN LORD                 Canada
        THAYER, STEVEN T                   United States
        THEAN, NAM YEW                     Malaysia
        THEUT, KENNETH D                   United States
        THIEN-NGERN, ORAPONG               Thailand
        THIOLLIER, MARC                    France
        THOMAS, GERHARD P                  Germany
        THOMAS, J DIL                      United Kingdom
        THOMAS, STEVEN                     United Kingdom
        THOMAS, GLENN J                    United States
        THOMLINSON, DAVID CHARLES          United Kingdom
        THOMPSON, BRYCE B                  Australia
        THOMSON, STEVE J                   United Kingdom
        THORNTON, THOMAS HOLMAN            United States
        THORSON, GREGORY A                 United States
        THORWID, CARL-PETER                Sweden
        THURAISINGHAM, RAJA                Malaysia
        TIDEMAN, DOUWE DERK                The Netherlands
        TIELKES, PETRA                     Germany
        TILLINGER, MARK A                  United States


                              (Page 36 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        TILLMAN, MATTHEW A                 United States
        TILTON, MICHAEL S                  United States
        TIMMINS, BRENDAN                   Canada
        TINKHAM, ELIZABETH A               United States
        TITUS, JERRY ROBERT                United States
        TITZRATH, BARBARA H                Germany
        TODTE, HENNING                     Germany
        TOKMAKIAN, ROSS H                  United States
        TOLAN, MARY A                      United States
        TOMATSURI, JUNYA                   Japan
        TOMINAGA, TAKASHI                  Japan
        TOOMEY, PHILIP M                   Ireland
        TOYODA, MAKOTO                     Japan
        TRAFAS, JUDY B                     United States
        TRAFTON, WILLIAM L                 United States
        TRAVERSO, GUIDO                    Italy
        TRESARRIEV, HUBERT                 France
        TROUT, MARK C                      United States
        TROWHILL, JAMES K                  United States
        TRUE, MIKE STEVEN                  United Kingdom
        TSAI, JACK                         Taiwan
        TSANTES III, GEORGE K              United States
        TSIEN, PATRICIA Y                  United States
        TSUCHIDA, YASUHIKO                 Japan
        TUBINO, STEFANO                    Italy
        TUCKER, DONALD E                   United States
        TURCONI, FRANCO                    Italy
        TURNER, BRETT A                    Australia
        TURNER, HAROLD C                   United States
        TUTHILL, MARTHA R                  United States
        TYNAN, THOMAS G                    United States
        UCHELLO, CARLO A                   United States
        UKAJI, TOMOMI                      Japan
        ULLYATT, MARTIN DEREK              United Kingdom
        ULVUND, OLAV STORLI                Norway
        UNNO, KEIICHI                      Japan
        URSON, ARNOLD R                    South Africa
        URTSO, J MICHAEL                   United States
        USAMI, USHIO                       Japan
        USMAN, SAJID                       United States
        UZEEL, LUC J                       France
        VACIRCA, FABIO PIETRO              Italy
        VAGO, MAURIZIO PIERO               Italy
        VALERIAN, FRANCOIS                 France
        VALTAKARI, RISTO                   Finland
        VAN DEN GOOR, GEERT                The Netherlands
        VAN DEN MEIRACKER, MAUD M          The Netherlands
        VAN-DER-BIEST, LUC                 Belgium
        VAN-DER-OUDERAA, EDWIN             Belgium
        VAN-DER-ZIEL, JULIENNE             United States
        VAN HORN JR, THOMAS F              United States
        VAN-ROSENDAAL, MICHEL A M          The Netherlands
        VANDERSLICE, PETER                 United States
        VANDEVELDE, JEAN M                 France
        VAN'T NOORDENDE, ALEXANDER         The Netherlands
        VANWIE, JEFFREY G                  United States
        VAQUE, NAM-UNG                     Korea
        VARLEY, STEPHEN A                  United Kingdom
        VARNER, C CLARK                    United States
        VAUTIER, ANDREW JAMES              United Kingdom
        VELDERS, HENDRIK J                 The Netherlands
        VENOHR, BERND                      Germany


                              (Page 37 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        VERCAEMER, JEROME                  France
        VERMA, PALLAVI                     United States
        VERNOCCHI, MARCO                   Italy
        VERON, ERIC R                      France
        VERVISCH, RIK M                    Belgium
        VESTRI, GREGORY L                  United States
        VICENTE, PAULO VILARES             Portugal
        VICKERY, JOHN                      United States
        VIDAL, PHILIPPE                    France
        VIDAL, OLIVIER                     France
        VIGNOTTI, DAVIDE                   Italy
        VILLAUME, PHILIPPE                 France
        VILLELA, JOSE CARLOS*              Brazil
        VINET, PATRICE                     France
        VIRANI, AZIZ*                      United States
        VIRNICH, GEORG HANS                Germany
        VISCONTI, DIEGO                    Italy
        VLASIMSKY, STAN M                  United States
        VOELKER, BRUCE D                   United States
        VOGEL, GIL J                       United States
        VOGEL, L THOMAS                    United States
        VOGELSANG, PAUL E                  United States
        VOICHICK, STEVE M                  United States
        VOLKMANN, CURT                     United States
        VON BEBENBURG, ANTON               Germany
        VON DREHNEN, DRUVAAN B             Australia
        VON-DONOP, TOENNIES-HILMAR         Germany
        VON-LEWINSKI, HANS GEORG           Germany
        VRANKEN, JOS I                     Belgium
        VROUENRAETS, MARC A J M I          Denmark
        VULEJ, SERGIO F                    Argentina
        WACHTEL, OURI                      France
        WAELTZ, CHARLES J                  United States
        WAGNER, TODD R                     United States
        WAHLSTROM, CATHINKA E              United States
        WAKIL, SALMAN                      Canada
        WALKER, R BRIAN                    Canada
        WALKER, JAMIE D                    United States
        WALKER, PATRICIA H                 United States
        WALLACE, JOHN A                    United Kingdom
        WALSH, JOHN F                      United States
        WALTERS, GORDON                    United Kingdom
        WALWORTH, PAULA A                  United States
        WANG, BO                           United States
        WARASILA, PETER D                  United States
        WARD, CARL                         Australia
        WARD, MICHAEL L                    United Kingdom
        WARD, NICHOLAS J                   United States
        WARNER, RICHARD ANTHONY            United Kingdom
        WARNER, STEVEN B                   United States
        WARNER III, JOHN T                 United States
        WARREN, WILLIAM E                  United States
        WASHINGTON, HENRIQUE L*            Brazil
        WATANABE, NOBUHIKO                 Japan
        WATINE, FREDERIC                   France
        WATKINS, WARREN H                  United States
        WATMORE, IAN CHARLES               United Kingdom
        WATSON, DOUG F                     United States
        WAY, WILLIAM G                     United States
        WEARING, CHRISTOPHER ANTONY        United Kingdom


                              (Page 38 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        WEBSTER, BARRY J                   United States
        WEERASEKERA, RUWAN UPENDRA         United Kingdom
        WEHRKAMP, OLAF                     Germany
        WEIGERT, PETER                     Germany
        WEINGAST, JOSHUA A                 United States
        WEIR, SEAN                         British
        WEIRICH, MARIE E                   United States
        WEISEL, JOHN T                     United States
        WEISS, JAMES F                     United States
        WEISSTUCH, ROBERT A                United States
        WENKER, SHARI K                    United States
        WERE, HUGO GILES                   British West Indies
        WERTHSCHULTE, STEPHAN              Germany
        WESSELHOEFT, JOHN F                United States
        WEST, ANDREW DOUGLASS              United Kingdom
        WESTCOTT, KEVIN ALISTAIR           United States
        WESTLAKE, ADRIAN                   United Kingdom
        WETZER, MICHAEL                    United States
        WHEELER, RICHARD T                 United States
        WHELAN, JAMES F                    United States
        WHISLER III, ARNIM E               United States
        WHITE, SCOTT B                     United States
        WHITE, DUNCAN MCCULLOCH            United States
        WHITEHOUSE, CLIVE HENRY HAGUE      United Kingdom
        WHITEHOUSE, SIMON JOHN             United Kingdom
        WHITEING, DAVID JOHN               Australia
        WICHA-KRAUSE, BAERBEL              Germany
        WICK, GREGOR                       Austria
        WICK, STEVE D                      United States
        WIDMER, ADRIAN                     Switzerland
        WIERTULLA, FRIEDERIKE A            Germany
        WIERZBA, JAMES N                   United States
        WIIG, PHILLIP M A                  Denmark
        WILCOX, STEPHEN A                  United States
        WILD, RICHARD DUNCAN               United Kingdom
        WILDBLOOD, ANGUS GARVIN            United Kingdom
        WILDEBOER, HARRY                   The Netherlands
        WILDMAN, RICHARD JOHN              United Kingdom
        WILKINS, DAVID EDWARD              United States
        WILLFORD, MARK R                   United States
        WILLIAMS, PHIL JAMES               United Kingdom
        WILLIAMS, ANDY M                   United Kingdom
        WILLIAMS, SIMON C                  United Kingdom
        WILLIAMS, MARK C                   United States
        WILLIS, RANDALL L                  United States
        WILLSON, ALISTAIR MAC              United Kingdom
        WILSON, ANDREW                     Australia
        WILSON, KELLY                      United States
        WILSON, PAUL R                     United States
        WILSON, TODD S                     United States
        WILSON, DAVID A                    United States
        WILSON, DIANE D                    United States
        WILSON, JON H                      United States
        WILSON JR, JACKSON L               United States
        WINBERG, OLE                       Denmark
        WINSTON, RICHARD B                 United States
        WINTER, LARRY A                    United States
        WISE, THERESA                      United Kingdom
        WISSER, ANDREAS                    Germany

                              (Page 39 of 54 Pages)

        ----------------------------------------------------------
                   Item 1                         Item 6
         Names of Reporting Persons            Citizenship
        ----------------------------------------------------------

        WOLF, RUDIGER H                    United States
        WOLK, MICHAEL E                    United States
        WOLLAN, ROBERT E                   United States
        WOLLAN-FAN, SUSAN                  United States
        WONG, WAI YIN                      Hong Kong
        WONG, JAMES P                      Hong Kong
        WOOD, PAULINE MARY ELIZABETH       United Kingdom
        WOOTTON, GILBERT D                 United States
        WORLEY, ANDREW W                   United Kingdom
        WORSEY, R CURTIS                   United States
        WOTTOWA, KENNARD L                 United States
        WOZNIAK, MARK A                    United States
        WRIGHT, RODNEY N                   United States
        WROBLEWSKI, JOSEPH PAUL            United States
        WU, GARRET R                       United States
        WULF, C CRISTIAN                   Argentina
        WYLIE, STEVE*                      United Kingdom
        WYLLIE, GRAHAM L                   United Kingdom
        YACOBI, JOHN A                     United States
        YADGAR, MICHAEL JOSEPH             United States
        YALCIN, AHMET                      Germany
        YAZAWA, NAOYUKI                    Japan
        YEAMAN, MICHAEL E                  United States
        YEN, PETER H                       Hong Kong
        YOSHIDA, MASAHIRO                  Japan
        YOSHIMOTO, YASUNORI                Japan
        YOU, HARRY L                       United States
        YOUNG, DEREK B                     Australia
        YOUNGER, MARK P                    British West Indies
        YTTERDAL, IDAR                     Norway
        ZABO, EVELYN                       United States
        ZAHM, ROBERT R                     United States
        ZAINAL-ABIDIN, NOOR AZLIN          Malaysia
        ZANIKER, JEFFREY C                 United States
        ZANINETTI, LUIS F                  Brazil
        ZAPATER, IGNACIO                   Spain
        ZATLAND, STEPHEN                   United Kingdom
        ZEALLEY, JOHN KENELM               United Kingdom
        ZELTEN, PATRICK T                  United States
        ZERBE, JOHN A                      United States
        ZIDEK, JACQUELYN M                 United States
        ZIEGLER, REINHARD                  United States
        ZIIRSEN, ALLAN                     Denmark
        ZIMMERMAN, DANIEL C                United States
        ZUNKER, GL                         United States
        ZUTOVSKY, STEPHEN ROSS             United States
        ZWANE, DEBBIE MASITHOLE            South Africa
        ZWEIG, MIGUEL D                    Argentina

        STICHTINGS
        ----------

        Stichting Naritaweg I              The Netherlands (place
        Naritaweg 155                      of organization)
        1043 BW Amsterdam
        The Netherlands

        Stichting Naritaweg II             The Netherlands (place
        Naritaweg 155                      of organization)
        1043 BW Amsterdam
        The Netherlands
--------------
* This Voting Provision Person has transferred the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all or a portion of his or her shares to a charity or an estate-planning vehicle.

                              (Page 40 of 54 Pages)

(CLASS A)

                  This Amendment No. 2 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 2 is being filed principally because certain Voting Provision Persons have disposed of Class A Common Shares pursuant to Accenture's Quarterly Share Transaction Program (defined below).


Item 1. Security and Issuer
        -------------------

                  This Schedule relates to the Class A common shares, par value $0.0000225 per share ("Class A Common Shares"), of Accenture Ltd, a company limited by shares registered in Bermuda. The address of the registered and principal executive offices of Accenture Ltd in Bermuda is Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. See also the statement on Schedule 13D filed by the Voting Provision Persons relating to the Class X common shares, par value $0.0000225 per share ("Class X Common Shares" and, together with Class A Common Shares, the "Common Shares") of Accenture Ltd.

Item 2. Identity and Background
        -----------------------

                  (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the persons ("Voting Provision Persons") subject to the voting provisions of a Voting Agreement, dated as of April 18, 2001, among Accenture Ltd and the covered persons party thereto from time to time (as amended from time to time, the "Voting Agreement"). The Class A Common Shares beneficially owned by the Voting Provision Persons which are subject to the voting provisions of the Voting Agreement are hereinafter referred to as "Voting Provision Shares." This filing is being made on behalf of all of the Voting Provision Persons, and the agreement that this filing may be so made is contained in the Voting Agreement.

                  Appendix A hereto also provides the citizenship or place of organization of each Voting Provision Person. Each Voting Provision Person who is an individual is an employee of Accenture Ltd or its subsidiaries. Stichting Naritaweg I and Stichting Naritaweg II are Dutch foundations that hold Class X Common Shares that would otherwise have been held by some Accenture partners. Except as indicated on Annex A, the business address of each Voting Provision Person for purposes of this Schedule is 1661 Page Mill Road, Palo Alto, California 94304.

                  (d), (e) Except as described in Annex A, during the last five years, no Voting Provision Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Voting Provision Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

                  Voting Provision Persons that were partners and shareholders of the series of related partnerships and corporations through which Accenture operated its business prior to its transition to a corporate structure in 2001 received certain Voting Provision Shares in lieu of their interests in Accenture's local business operations in connection with such transaction. In addition, the Voting Provision Persons have acquired and will acquire beneficial ownership of certain other Voting Provision Shares from time to time from Accenture, including pursuant to Accenture Ltd's share incentive and similar plans, or as required by Accenture.

                  Voting Provision Persons may from time to time acquire or dispose of Class A common shares not subject to the voting provisions of the Voting Agreement ("Non-Voting Provision Shares")

                              (Page 41 of 54 Pages)
for investment purposes. Such Class A Common Shares may be acquired with personal funds of or funds borrowed by such Voting Provision Person.

Item 4. Purpose of Transaction
        ----------------------

                  The Voting Provision Persons acquired the Voting Provision Shares in connection with the transition of Accenture to a corporate structure and from Accenture, including pursuant to Accenture Ltd's share incentive and similar plans, or as required by Accenture. Voting Provision Persons may from time to time acquire Non-Voting Provision Shares for investment purposes. Except as described in Item 6 and except for the acquisition by Voting Provision Persons of Class A Common Shares from Accenture, including pursuant to Accenture Ltd's share incentive and similar plans, or as required by Accenture in the future or as described in the immediately preceding sentence, none of the Voting Provision Persons has any plans or proposals which relate to or would result in their acquisition of additional Common Shares, or any of the other events described in Item 4(a) through 4(j).

                  Each Voting Provision Person is expected to evaluate on an ongoing basis Accenture Ltd's financial condition and prospects and his or her interests in and with respect to Accenture Ltd. Accordingly, each Voting Provision Person may change his or her plans and intentions at any time and from time to time. In particular, each Voting Provision Person may at any time and from time to time acquire or dispose of Common Shares or take actions that result in redemption of Class X Common Shares.

Item 5. Interest in Securities of the Issuer
        ------------------------------------


                  (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Voting Provision Person hereby disclaims beneficial ownership of any shares held by each other Voting Provision Person. Except as described in Annex B, none of the shares reported in rows (11) and (13) of the cover page to this Schedule are shares as to which there is a right to acquire exercisable within 60 days.

                  (b) Rows (7) through (10) of the cover page to this Schedule set forth the number of Voting Provision Shares and the number or percentage range of Non-Voting Provision Shares as to which there is sole power to vote or direct the vote; the number of Voting Provision Shares and number or percentage range of Non-Voting Provision Shares as to which there is shared power to vote or direct the vote; the percentage range of Voting Provision Shares and number or percentage range of Non-Voting Provision Shares as to which there is sole power to dispose or direct the disposition; and the number of Voting Provision Shares and number or percentage range of Non-Voting Provision Shares as to which there is shared power to dispose or direct the disposition. The power to vote Voting Provision Shares by Voting Provision Persons is shared with each other Voting Provision Person, as described below in response to Item 6. Each Voting Provision Person hereby disclaims beneficial ownership of shares held by each other Voting Provision Person.

                  (c) Except as described in Annex C, no Voting Provision Person has effected any transactions in Class A Common Shares during the past 60 days.

                  (d) Except as described in Appendix A, not applicable.

                  (e) Not applicable.

                              (Page 42 of 54 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer
        --------------------------------------------------------

ACCENTURE SHARE MANAGEMENT PLAN

                  Accenture Ltd has announced the implementation of a number of arrangements that it refers to collectively as the Accenture Share Management Plan and which currently include the components described below.

COMMON AGREEMENT

                  Accenture Ltd and certain of the Voting Provision Persons, among others, have entered into a common agreement (the "Common Agreement"). The form of the Common Agreement is filed as an exhibit to this Schedule, and the following summary of the terms of the Common Agreement is qualified in its entirety by reference thereto.

                  Under the Common Agreement, each party thereto other than Accenture Ltd has agreed not to transfer any of his or her covered shares under the voting agreement described below until July 24, 2005, except:

  . to participate as a seller in underwritten public offerings, share repurchases, sales or redemptions or other transactions, in each case as approved in writing by Accenture Ltd; and/or

  . to estate and/or tax planning vehicles, family members and charitable organizations that become bound by the terms of the common agreement, in each case as approved in writing by Accenture Ltd as further described in the following paragraph.

APPROVED FAMILY TRANSFERS

                  Accenture Ltd has stated that it has approved and intends to continue to approve estate and/or tax planning strategies that will allow the value of a partner's shares to be transferred to a partner's heirs or charitable donees in tax efficient manners directly or indirectly through tax planning vehicles which may reduce estate, gift, wealth or income taxes of either the partner or the recipient of the shares.

QUARTERLY PARTNER SHARE TRANSACTIONS

                  Accenture Ltd has announced that it has offered, and that it expects to continue to offer, partners and former partners and their permitted transferees who are bound by the transfer restrictions of the Common Agreement or comparable provisions and restrictions with quarterly opportunities to sell or redeem shares in transactions with Accenture or third parties (the "Quarterly Share Transaction Program"). These quarterly transactions are expected to include sales of Class A Common Shares made in accordance with the manner of sale provisions of Rule 144 under the Securities Act by the holders of these shares, as well as redemptions, repurchases or exchanges by Accenture of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares from the holders of these shares. Accenture Ltd has announced that these redemptions, repurchases and exchanges will be at ratable levels with the sales of Class A Common Shares made in accordance with the manner of sale provisions of Rule 144. Accenture Ltd has announced that the number of shares a partner, former partner or permitted transferee may be permitted to sell or redeem will be reduced by the number of shares sold in any prior underwritten public offering or quarterly partner share transaction in that annual period. Dispositions under the Quarterly Share Transaction Program are made on behalf of the program participants pursuant to a Power of Attorney, the form of which is filed as an exhibit to this Schedule.

VOTING AGREEMENT

                  Each Voting Provision Person listed on Appendix A hereto is a party to the Voting Agreement except Stichting Naritaweg I and Stichting Naritaweg II, which are each subject to the voting provisions thereof (see "--Stichting Letter Agreements"). The form of the Voting Agreement is filed as an exhibit to this Schedule and the following summary of the terms of the Voting Agreement is qualified in its entirety by reference thereto.


                              (Page 43 of 54 Pages)

                  The Accenture Ltd shares covered by the Voting Agreement generally include (1) any Class X Common Shares that are held by a partner, (2) any Class A Common Shares beneficially owned by a partner at the time in question and also as of or prior to the initial public offering of the Class A Common Shares in July 2001 (the "initial public offering") and (3) any Class A Common Shares if they are received from Accenture while an Accenture employee, a partner or in connection with becoming a partner or otherwise acquired if the acquisition is required by Accenture. The parties to the Voting Agreement, other than Accenture Ltd, are referred to as "covered persons" and the shares covered by the Voting Agreement are referred to as "covered shares." Class A Common Shares purchased by a covered person in the open market or, subject to certain limitations, in an underwritten public offering, will generally not be subject to the Voting Agreement. When a covered person ceases to be an employee of Accenture, the shares held by that covered person will no longer be subject to the voting provisions of the Voting Agreement.

                  Each partner elected after the initial public offering has agreed or will agree in the Voting Agreement to own at least 5,000 Class A Common Shares by the end of the third year after that person becomes a partner and to hold at least that number of shares for so long as that person is a partner.

                  The term "partner" in this Schedule refers to Accenture's executive employees with the "partner" title.


     TRANSFER RESTRICTIONS

                  By entering into the Voting Agreement, each covered person has agreed, among other things, to:
   . except as described below, maintain beneficial ownership of his or her covered shares received on or prior to July 24, 2001 for a period of eight years thereafter;
   . maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to July 24, 2001 as long as he or she is an employee of Accenture; and
   . comply with certain additional transfer restrictions imposed by or with the consent of Accenture from time to time, including in connection with offerings of securities by Accenture Ltd.

                              (Page 44 of 54 Pages)

                  Notwithstanding the transfer restrictions described in this summary, covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares received by them on or prior to July 24, 2001 and owned by them commencing on July 24, 2002 as follows:

           Cumulative percentage of
             shares permitted to                     Years after
               be transferred                       July 24, 2001
               --------------                   -----------------------

                     10% ...............               1 year
                     25% ...............               2 years
                     35% ...............               3 years
                     45% ...............               4 years
                     55% ...............               5 years
                     65% ...............               6 years
                     75% ...............               7 years
                    100% ...............     The later of (a) 8 years and
                                                (b) end of employment
                                                     at Accenture

                  Partners retiring from Accenture at the age of 50 or above will be permitted to transfer covered shares they own on an accelerated basis commencing on July 24, 2002. In addition, beginning on July 24, 2002, a retired partner who reaches the age of 56 is permitted to transfer any covered shares he or she owns. Partners who became disabled before Accenture's transition to a corporate structure are permitted to transfer all of their covered shares on July 24, 2002. Partners who become disabled following Accenture's transition to a corporate structure will be subject to the general transfer restrictions applicable to Accenture's employees or, if disabled after the age of 50, will benefit from the accelerated lapses of transfer restrictions applicable to retired partners.

                  If Accenture approves in writing a covered person's pledge of his covered shares to a lender, foreclosures by the lender on those shares, and any subsequent sales of those shares by the lender, are not restricted, provided that the lender must give Accenture a right of first refusal to buy any shares at the market price before they are sold by the lender.

                  All transfer restrictions applicable to a covered person under the Voting Agreement terminate upon death.

                  Notwithstanding the transfer restrictions described in this summary, Class X Common Shares of Accenture Ltd may not be transferred at any time, except upon the death of a holder of Class X Common Shares or with the consent of Accenture Ltd.


     WAIVERS


                  The transfer restrictions and the other provisions of the Voting Agreement may be waived at any time by the partners representatives to permit covered persons to:

  . participate as sellers in underwritten public offerings of common shares and tender and exchange offers and share repurchase programs by Accenture;
  .  transfer covered shares to charities, including


                              (Page 45 of 54 Pages)
     charitable foundations;
  . transfer covered shares held in employee benefit plans; and . transfer covered shares in particular situations (for example, to immediate family members and trusts).

                  Subject to the foregoing, the provisions of the Voting Agreement may generally be waived by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are Accenture employees. A general waiver of the transfer restrictions also requires the consent of Accenture Ltd.

                  Accenture Ltd has stated that it expects that the above-described transfer restrictions will be waived to permit sales in underwritten public offerings, share repurchases or redemptions or other transactions approved by Accenture and to permit transfers to estate and/or tax planning vehicles approved by Accenture by those partners that have agreed to restrictions on any other transfers of their equity interests until July 24, 2005. See "--Accenture Share Management Plan" above for a discussion of the terms of this restriction on transfer.

      VOTING

                  Under the Voting Agreement, prior to any vote of the shareholders of Accenture Ltd, a separate, preliminary vote of the covered shares owned by covered persons who are employees of Accenture will be taken on each matter upon which a vote of the shareholders is proposed to be taken. Subsequently, all of these covered shares will be voted in the vote of the shareholders of Accenture Ltd in accordance with the majority of the votes cast in the preliminary vote.

                  Notwithstanding the foregoing, in elections of directors, all covered shares owned by covered persons who are Accenture employees will be voted in favor of the election of those persons receiving the highest numbers of votes cast in the preliminary vote. In the case of a vote for an amendment to Accenture Ltd's constituent documents, or with respect to an amalgamation, liquidation, dissolution, sale of all or substantially all of its property and assets or any similar transaction with respect to Accenture Ltd, all covered shares owned by covered persons who are Accenture employees will be voted against the proposal unless at least 66 2/3% of the votes in the preliminary vote are cast in favor of that proposal, in which case all of these covered shares will be voted in favor of the proposal.

                  So long as the covered shares owned by covered persons that are employees of Accenture represent a majority of the outstanding voting power of Accenture Ltd, partners from any one country will not have more than 50% of the voting power in any preliminary vote under the Voting Agreement.

     OTHER RESTRICTIONS

                  The Voting Agreement also prevents covered persons from engaging in the following activities with any person who is not a party to the Voting Agreement or a director, officer or employee of Accenture:

  . participating in a proxy solicitation with respect to shares of Accenture;
  . depositing any covered shares in a voting trust or subjecting any of these shares to any Voting Agreement or arrangement;
  . forming, joining or in any way participating in a "group" that agrees to vote or dispose of shares of Accenture in a particular manner;
  . except as provided in a separate partner matters agreement, proposing certain transactions with Accenture;
  . seeking the removal of any member of the board of directors of Accenture Ltd or any change in the composition of Accenture Ltd's board of directors;
  . making any offer or proposal to acquire any securities or assets of Accenture; or
  . participating in a call for any special meeting of the shareholders of Accenture Ltd.

                              (Page 46 of 54 Pages)

     TERM, AMENDMENT AND CONTINUATION

                  The Voting Agreement will continue in effect until the earlier of April 18, 2051 and the time it is terminated by the vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are Accenture employees. The transfer restrictions will not terminate upon the expiration or termination of the Voting Agreement unless they have been previously waived or terminated under the terms of the Voting Agreement. The Voting Agreement may generally be amended at any time by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are Accenture employees. Amendment of the transfer restrictions also requires the consent of Accenture Ltd.

     INFORMATION REGARDING THE PARTNERS REPRESENTATIVES

                  The terms and provisions of the Voting Agreement are administered by the partners representatives, which consist of persons who are both partners of Accenture and members of Accenture Ltd's board of directors and who agree to serve in such capacity. The partners representatives have the sole power to enforce the provisions of the Voting Agreement. No persons not a party to the Voting Agreement are beneficiaries of the provisions of the Voting Agreement.

STICHTING LETTER AGREEMENTS

                  Both Stichting Naritaweg I and Stichting Naritaweg II have, in separate letter agreements, each dated May 21, 2001 (each, a "Stichting Letter Agreement"), granted a proxy to the partners representatives to vote their Class X Common Shares in accordance with the preliminary vote as provided in the Voting Agreement. It is expected that for so long as the Voting Agreement remains in effect, the Stichting Letter Agreements will result in the shares of Stichting Naritaweg I and Stichting Naritaweg II being voted in accordance with the preliminary vote. The other Voting Provision Persons are not parties to the Stichting Letter Agreements. The Stichting Letter Agreements are filed as exhibits to this Schedule 13D and the foregoing summary of these agreements is qualified in its entirety by reference thereto.

PLEDGE AGREEMENTS

                  Each of Accenture's partners as of the date of the consummation of its transition to a corporate structure has pledged his or her covered shares to Accenture Ltd or a subsidiary thereof. This pledge secures the liquidated damages provision of a noncompetition agreement which each such person has entered into with Accenture. The forms of non-competition agreement, including the forms of pledge agreement, are filed as exhibits to this Schedule 13D and the foregoing summary of these agreements is qualified in its entirety by reference thereto.

                              (Page 47 of 54 Pages)

Item 7. Material to be Filed as Exhibits
        --------------------------------

Exhibit                                 Description
-------                                 -----------

A. Form of Voting Agreement, dated as of April 18, 2001, among Accenture Ltd and the covered persons party thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd's Registration Statement on Form S-1 filed on April 19, 2001).

B. Form of Letter Agreement, dated May 21, 2001, between Accenture Ltd and Stichting Naritaweg I (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to Accenture Ltd's Registration Statement on Form S-1 filed on July 2,
                  2001).

C. Form of Letter Agreement, dated May 21, 2001, between Accenture Ltd and Stichting Naritaweg II (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to Accenture Ltd's Registration Statement on Form S-1 filed on July 2,
                  2001).

D. Form of Non-Competition Agreement, dated as of April 18, 2001, among Accenture Ltd and certain employees (incorporated by reference to Exhibit 10.2 to Accenture Ltd's Registration Statement on Form S-1 filed on April 19, 2001).

E. Form of Non-Competition Agreement, dated as of April 18, 2001, among Accenture SCA and certain employees (incorporated by reference to Exhibit 10.7 to Accenture Ltd's Registration Statement on Form S-1 filed on April 19, 2001).

F. Form of Common Agreement, dated as of April 19, 2002, among Accenture Ltd and the partners party thereto (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to Accenture Ltd's Registration Statement on Form S-1 filed on April 26,
                  2002).

G. Form of Power of Attorney relating to the Quarterly Share Transaction Program (incorporated by reference to Exhibit
                  (d)(2) to Accenture SCA's and Accenture International SARL's Schedule TO filed on November 19, 2002).

H. Form of Transfer Restriction Agreement, dated as of October 1, 2002, among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd's Quarterly Report on Form 10-Q filed on January 14, 2003).

                              (Page 48 of 54 Pages)

                                                                         ANNEX A


                INFORMATION REQUIRED AS TO PROCEEDINGS DESCRIBED
                             IN ITEMS 2(D) AND 2(E)

                  None.


                              (Page 49 of 54 Pages)

                                                                         ANNEX B


ITEM 5(a). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS


          An aggregate of 3,089,777 Class A Common Shares are deliverable to Voting Provision Persons upon the exercise of share options that are exercisable.

          Within 60 days, share options covering an aggregate of 40,000
Class A Common Shares will become exercisable, with the underlying shares to be delivered upon the exercise of the relevant share options.

                              (Page 50 of 54 Pages)

                                                                         ANNEX C

ITEM 5(c). DESCRIPTION OF ALL TRANSACTIONS IN THE CLASS A COMMON SHARES EFFECTED DURING THE PAST 60 DAYS BY THE VOTING PROVISION PERSONS.

                  The following sales of Class A Common Shares were made by the following Voting Provision Persons through customary brokers' transactions for cash on the New York Stock Exchange.

 Voting Provisions Person          Trade Date        Number of Shares      Price per Share
 ------------------------          ----------        ----------------      ---------------
 -----------------------------------------------------------------------------------------
 Feller, Guido                      01/02/03              1,000                $18.25
 -----------------------------------------------------------------------------------------
 Linka, Robert W.                   01/02/03                  5                $18.24
 -----------------------------------------------------------------------------------------
 Mascarenhas, Raul J.               01/21/03                600                $15.90
 -----------------------------------------------------------------------------------------
 Feller, Guido                      01/22/03              1,000                $15.66
 -----------------------------------------------------------------------------------------
 Feller, Guido                      01/24/03              1,000                $16.62
 -----------------------------------------------------------------------------------------
 Feller, Guido                      01/24/03              1,100                $16.63
 -----------------------------------------------------------------------------------------


         The following purchases of Class A Common Shares were made by the following Voting Provision Persons through customary brokers' transactions for cash on the New York Stock Exchange. These Class A Common Shares are Non-Voting Provision Shares.

 Voting Provisions Person           Trade Date        Number of Shares      Price per Share
 ------------------------           ----------        ----------------      ---------------
 ------------------------------------------------------------------------------------------
 Gist, Eric P.                       01/05/03               2,500               $17.40
 ------------------------------------------------------------------------------------------
 Gist, Eric P.                       01/05/03               2,500               $17.00
 ------------------------------------------------------------------------------------------
 Ake, Kennet W.                      01/14/03               1,000               $16.90
 ------------------------------------------------------------------------------------------
 Chan, Daniel                        01/15/03               5,000               $16.75
 ------------------------------------------------------------------------------------------
 Chan, Daniel                        01/16/03               2,000               $15.61
 ------------------------------------------------------------------------------------------
 Mollenkamp, Steve                   01/16/03               1,000               $17.10
 ------------------------------------------------------------------------------------------
 Mascarenhas, Raul J.                01/20/03                 600               $16.44
 ------------------------------------------------------------------------------------------


                              (Page 51 of 54 Pages)

(Class A)

          In addition, 443,550 Class A Common Shares held by 170 Voting Provision Persons were sold pursuant to Accenture's Quarterly Share Transaction Program during the period from January 29 -- January 31, 2003 through Morgan Stanley & Co., Incorporated in customary brokers' transactions for cash on the New York Stock Exchange in accordance with Rule 144 at a weighted average price per share of $16.29. The number of Class A Common Shares that were sold by each such Voting Provision Person ranged from 9 to 34,651, and such selling shareholders each sold, on average, 2,609 Class A Common Shares. Voting Provision Persons in certain countries and Accenture Ltd's external risk advisors advise that publication of net-worth related information subjects those Voting Provision Persons to increased personal security risks.

                              (Page 52 of 54 Pages)

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2003


                                        By: /s/ Douglas G. Scrivner
                                           -----------------------------------
                                             Name:  Douglas G. Scrivner
                                             Title: Attorney-in-Fact


                              (Page 53 of 54 Pages)

                                  EXHIBIT INDEX



Exhibit                                Description
-------                                -----------

A. Form of Voting Agreement, dated as of April 18, 2001, among Accenture Ltd and the covered persons party thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd's Registration Statement on Form S-1 filed on April 19, 2001).

B. Form of Letter Agreement, dated May 21, 2001, between Accenture Ltd and Stichting Naritaweg I (incorporated by reference to
               Exhibit 10.13 to Amendment No. 2 to Accenture Ltd's Registration Statement on Form S-1 filed on July 2, 2001).

C. Form of Letter Agreement, dated May 21, 2001, between Accenture Ltd and Stichting Naritaweg II (incorporated by reference to
               Exhibit 10.14 to Amendment No. 2 to Accenture Ltd's Registration Statement on Form S-1 filed on July 2, 2001).

D. Form of Non-Competition Agreement, dated as of April 18, 2001, among Accenture Ltd and certain employees (incorporated by reference to Exhibit 10.2 to Accenture Ltd's Registration Statement on Form S-1 filed on April 19, 2001).

E. Form of Non-Competition Agreement, dated as of April 18, 2001, among Accenture SCA and certain employees (incorporated by reference to Exhibit 10.7 to Accenture Ltd's Registration Statement on Form S-1 filed on April 19, 2001).

F. Form of Common Agreement, dated as of April 19, 2002, among Accenture Ltd and the partners party thereto (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to Accenture Ltd's Registration Statement on Form S-1 filed on April 26, 2002).

G. Form of Power of Attorney relating to the Quarterly Share Transaction Program (incorporated by reference to Exhibit
               (d)(2) to Accenture SCA's and Accenture International SARL's Schedule TO filed on November 19, 2002).

H. Form of Transfer Restriction Agreement, dated as of October 1, 2002, among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd's Quarterly Report on Form 10-Q filed on January 14, 2003).

                              (Page 54 of 54 Pages)